Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

EBAY INC.,

EBAY INTERNATIONAL AG,

PUG LLC

and

PUGNACIOUS ENDEAVORS, INC.

(solely for purposes of Section 11.17)

Dated as of November 24, 2019

Exhibits

Exhibit A: Form of Transition Services Agreement

Exhibit B: Form of Intellectual Property Matters Agreement

Schedules

Schedule I: Transferred Companies

Schedule II: Accounting Principles

Schedule III: Purchase Price Allocation

Parent Disclosure Schedule

Purchaser Disclosure Schedule

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 24, 2019, is by and among eBay Inc., a Delaware corporation (“Parent”), each Subsidiary of Parent listed on the signature pages hereto (together with Parent, each a “Seller,” and, collectively, the “Sellers”), PUG LLC, a Delaware limited liability company (“Purchaser”) and, solely for purposes of Section 11.17, Pugnacious Endeavors, Inc., a Delaware corporation (the “Purchaser Guarantor”).

RECITALS

WHEREAS, the Sellers collectively own all of the capital stock and other equity interests of the entities listed on Schedule I hereto (each of the companies listed on Schedule I, a “Transferred Company,” and, collectively, the “Transferred Companies”);

WHEREAS, the Sellers desire to sell and transfer, and Purchaser desires to purchase, all of the Sellers’ right, title and interest in and to the capital stock and other equity interests of the Transferred Companies (the “Shares”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Sellers to enter into this Agreement, (a) Madrone Partners, LP, Madrone Opportunity Fund, LP, Shimoda Holdings LLC, Bessemer Ventures Partners Century Fund Institutional L.P., Bessemer Venture Partners Century Fund L.P., Bessemer Venture Partners VS, L.P., Declaration Capital LLC and WestCap Management, LLC (collectively, in this capacity, the “Guarantors”) are entering into a guarantee pursuant to which the Guarantors are guaranteeing the performance and payment of certain of Purchaser’s obligations under this Agreement, subject to the terms and conditions set forth therein (the “Limited Guaranty”) and (b) Parent has delivered the Commitment Letters to the Sellers; and

WHEREAS, in connection with the consummation of the transactions contemplated by this Agreement, the parties shall, on or prior to the Closing, enter into certain Ancillary Agreements.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, any acquisition, merger, business combination or similar transaction(s) regarding all or a substantial portion of the Business (unless such offer or proposal does not, and would not reasonably be expected to, materially delay or prohibit the consummation of the Sale and the other transactions contemplated hereby as contemplated hereunder), other than the Sale and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Action” shall mean any claim, administrative charge, investigation, action, suit, arbitration, litigation or proceeding.

“Actual Fraud” of a party shall mean an intentional and willful misrepresentation of a representation or warranty set forth in Article III, Article IV, any Ancillary Agreement or the certificate delivered pursuant to Section 8.2(c) and Section 8.3(c), by such party with a specific intent to deceive such that it constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, that, from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Parent or any of Parent’s Affiliates and (b) none of Parent nor any of Parent’s Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Intellectual Property Matters Agreement, the Local Share Transfer Agreements, the Equity Commitment Letter, the Limited Guaranty, and definitive documents to effect the actions set forth on Section 5.6 of the Parent Disclosure Schedule.

“Anti-Money Laundering Laws” means applicable (i) laws and regulations concerning or relating to money laundering or terrorism financing, including, without limitation, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, the Money Laundering Control Act of 1986 and other legislation, which legislative framework is commonly referred to as the “Bank Secrecy Act,” (ii) laws and regulations governing the activities of money transmitters and payment services companies, including licensing requirements, and (iii) laws and regulations corresponding to those described in the foregoing clauses (i) and (ii) of the jurisdictions in which the Transferred Entities and their Affiliates operate.

“Anticorruption Laws” means all laws relating to anti-bribery or anticorruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official or other person to obtain a business advantage, including the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“ARD” means the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, and domestic legislation implementing such directive into the national Law of any country in the European Union, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Union.

“Benefit Plan” shall mean each (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and (ii) each other compensation or benefits plan, program or arrangement, including any employment agreement, cash or equity-based bonus or incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, or health and welfare plan, in each case, that is sponsored, maintained or contributed to or by any Seller or any Affiliate of any Seller for the benefit of any Business Employee or Former Business Employee or with respect to which any Seller or any Affiliate of any Seller has any Liability with respect to any Business Employee or Former Business Employee, other than any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the business, operations, products, platforms, services and activities of the StubHub platform of Parent (as such platform is described in Parent’s Form 10-K for the year ended December 31, 2018) as conducted as of immediately prior to Closing by Parent and its Subsidiaries; provided, that the “Business” shall not include, and the following shall not, directly or indirectly, be transferred to or assumed by Purchaser or any Transferred Entity in connection with the Sale: (i) any other business, operations, products, platforms, services and activities of Parent or its Subsidiaries, including the business, operations, products, platforms, services and activities of the Marketplaces and Classifieds platforms of Parent (as such platforms are described in Parent’s Form 10-K for the year ended December 31, 2018) as conducted by Parent and its Subsidiaries, and (ii) any Overhead and Shared Services.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or San Francisco, California are required or authorized by Law to be closed.

“Business Employee” shall mean each employee of Sellers or any of their Affiliates (including the Transferred Entities) (a) who is solely employed in the Business, or (b) who is hired prior to the Closing into a new position created, by mutual agreement of Parent and Purchaser, to support the post-Closing operation of the Business, including, in each case, any such employee who is on sick leave, military leave, vacation, holiday, short-term or long-term disability or other similar leave of absence as of immediately prior to the Closing. Each individual who is a Business Employee as of the date that is two (2) Business Days prior to the date hereof is listed (by name or employee identification number) in the list delivered to Purchaser on the date hereof pursuant to Section 3.11(a).

“Business Environmental Permit” shall mean any material Permit required to operate the Business or occupy and use the Business Leased Real Property under any applicable Environmental Law.

“Business Intellectual Property” means the Intellectual Property Rights owned by the Transferred Entities as of the Closing or assigned to the Purchaser pursuant to the Intellectual Property Matters Agreement.

“Business Material Adverse Effect” shall mean any event, circumstance, condition, change, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Business or the Transferred Entities, taken as a whole; provided, that, no event, circumstance, condition change, development or effect to the extent resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) changes in the general conditions or trends in the industries in which the Business is operated or in which any of the Transferred Entities operates, (b) political, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets) of any country in which the Business is conducted, (c) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any escalation or worsening of any such conditions threatened or existing on the date of this Agreement, (d) any conditions resulting from weather conditions, natural disasters or other acts of God, (e) the failure of the Business or Parent or any of its Subsidiaries (including the Transferred Entities) to meet internal, Parent, analyst, published or other projections, forecasts, guidance, estimates or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that any Seller is making any representation or warranty hereunder with respect to any internal, Parent, analyst published or other projections, forecasts, guidance, estimates or budgets), (f) any action taken or omitted from being taken by or at the request or with the consent of Purchaser or that is required by this Agreement or the Ancillary Agreements, (g) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or the terms hereof or thereof (including the identity of Purchaser or any of its Affiliates), or the public announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Business or the Transferred Entities with employees, labor unions, works councils, financing sources, customers, suppliers, partners, Governmental Entities or other business relationships or (h) changes in any Laws or GAAP or other applicable accounting principles or standards or any interpretations thereof; provided that, to the extent such events, circumstances, conditions, changes, developments or effects referred to in clauses (a), (b), (c), (d), or (h) has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the business, financial condition or results of operations of the Business or Transferred Entities, taken as a whole, relative to other participants in the industries in which the Business or the Transferred Entities operate, then the incremental disproportionate adverse effect of such matter on the Transferred Entities (to the extent not otherwise excluded by the definition of Business Material Adverse Effect) may be deemed, either alone or in combination, to constitute or contribute to, or there has been a Business Material Adverse Effect.

“Business Territories” shall mean the jurisdictions set forth in on Section 1.1(b) of the Parent Disclosure Schedule.

“Cash” shall mean the aggregate of all cash, cash equivalents, bank deposits, investment accounts, certificates of deposit, marketable securities, short-term deposits and other similar cash items that would be reflected as cash and cash equivalents on a consolidated balance sheet of the Transferred Entities in accordance with GAAP.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of July 27, 2019, by and between Parent and Purchaser Guarantor.

“Consolidated Return” means any federal, state, local or foreign Tax Return that is filed on an affiliated, consolidated, combined, unitary or similar basis that includes one or more Transferred Entities, on the one hand, and Parent or any of its Affiliates (other than the Transferred Entities), on the other hand.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Effective Time” means 11:59 p.m. (Pacific time) on the day prior to the Closing Date.

“Environmental Condition” shall mean a condition resulting from the release of a Regulated Substance into the environment on, in, under or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring.

“Environmental Laws” shall mean any Law relating to the pollution or protection of the environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances.

“Environmental Liabilities” shall mean the following Liabilities arising under any Environmental Law or related to or arising out of any Environmental Condition: (a) any duty, fines or penalties imposed by a breach or violation of any Environmental Law; (b) any Remedial Action required by Environmental Law; (c) any bodily injury, property damage or other Liabilities of any other Person arising from any Environmental Condition; or (d) any injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments arising from any Environmental Condition.

“ERISA Affiliate” means, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Estimated Transaction Expenses” shall mean the estimated amount of Transaction Expenses set forth in the Estimated Closing Statement.

“Estimated Working Capital” shall mean the estimated amount of Working Capital set forth in the Estimated Closing Statement.

“Estimated Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the Estimated Working Capital, minus (b) the Target Working Capital.

“Excluded Parent Employee” means each current or former employee of the Transferred Entities who is not or was not, as applicable, solely dedicated to the Business, as determined by Parent in its reasonable discretion and after consultation with Purchaser. Each individual who is an Excluded Parent Employee actively employed by a Transferred Entity as of the date hereof is listed (by name or employee identification number) on Section 1.1(a) of the Parent Disclosure Schedule.

“Final Transaction Expenses” shall mean the amount of Transaction Expenses set forth in the Final Closing Statement.

“Final Working Capital” shall mean the amount of Working Capital set forth in the Final Closing Statement.

“Final Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the Final Working Capital, minus (b) the Target Working Capital.

“Financing Parties” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Purchaser in lieu of the Financing under the Commitment Letters, in connection with the Sale, including the parties to the Commitment Letters and any joinder agreements or credit agreements relating thereto and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns, in each case solely in their capacities as such; provided, that neither Purchaser nor any Affiliate of Purchaser (including the Purchaser Guarantor) shall be a Financing Party.

“Former Business Employee” means each former employee of a Transferred Entity who (a) separated from employment with such Transferred Entity prior to the Closing, and (b) who is not an Excluded Parent Employee.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any Tax that is imposed on or measured by net income, including franchise Taxes.

“Indebtedness” shall mean, without duplication (i) in each case calculated in accordance with GAAP: (a) any indebtedness for borrowed money of any Transferred Entity, whether current, short-term or long-term, secured or unsecured, whether evidenced by bonds (other than letters of credit, surety bonds or bank guarantees), notes, debentures or similar instruments, (b) any obligations of any Transferred Entity in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder, (c) all obligations of any Transferred Entity for the payment of deferred purchase price of, or a contingent payment for, property, goods or services, including any deferred acquisition purchase price or “earn-out” agreements (but, in each case, excluding trade accounts payable arising in the ordinary course of business) (d) obligations of any Transferred Entity under leases which are required to be classified as capitalized in accordance with GAAP, (e) net obligations of the Transferred Entities with respect to derivative financial instruments, interest rate swaps, collars, caps, hedging and other derivative and similar arrangements (which, for the avoidance of doubt, may be a positive or negative number) and (f) all guarantees by any Transferred Entity of the obligations of other Persons of the type referred to in clauses (a) through (d) above and (g) to the extent not paid prior to the Closing, non-recurring restructuring costs accrued at the Transferred Entities primarily consisting of accrued severance and benefit costs incurred in connection with strategic reductions of the existing global workforce of the Transferred Entities, and (ii) the Pre-Closing Tax Amount; provided, that Indebtedness shall not include any intercompany indebtedness owing by one Transferred Entity to another Transferred Entity or lease obligations which would not have been capitalized under GAAP prior to the implementation of ASC 842.

“Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (b) trademarks, service marks, slogans, trade dress, trade names, logos, and other designations of origin, and where applicable, together with the goodwill symbolized by any of the foregoing (“Marks”); (c) rights associated with domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with internet addresses, sites, and services (“Internet Properties”); (d) copyrights, copyrightable subject matter and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, inventions data, and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Parent” shall mean the actual knowledge of the Persons listed on Section 1.1(d) of the Parent Disclosure Schedule, and each such Person’s replacement in his or her position(s), if any.

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule, and each such Person’s replacement in his or her position(s), if any.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all Indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, pledges, charges, claims, mortgages, deeds of trust, options, rights of first refusal, rights of first offer, easements, encroachments, proxies, voting trusts or agreements, transfer restrictions, security interests or other encumbrances or restrictions of any kind or nature whatsoever.

“Losses” shall mean all losses, damages, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), actually incurred or suffered by a Parent Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case excluding the items set forth in Section 10.7.

“Marketing Period” means the first period of twenty (20) consecutive Business Days beginning on or after January 13, 2020, during and at the end of which Purchaser shall have the Required Information; provided that:

(i)    if the Marketing Period shall not have been completed prior to August 14, 2020, then it shall not commence prior to September 8, 2020;

(ii)    if the financial statements included in the Required Information would be required to be updated under Rule 3-12 of Regulation S-X promulgated under the Securities Act (subject to the proviso of the definition of “Required Information” and the last sentence of such definition) in order to be sufficiently current to permit a registration statement on Form S-1 to be declared effective by the SEC, then the Marketing Period shall not be deemed to commence unless and until the earliest date on which Parent has furnished Purchaser with updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period;

(iii)    if PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any of the financial statements included in the Required Information, then the

Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another nationally recognized independent public accounting firm;

(iv)    if any of the financial statements included in the Required Information shall have been restated or Parent shall have publicly announced that a restatement of any such financial statements is required, then the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or Parent has determined that no restatement shall be required in accordance with GAAP consistently applied; and

(v)    if the Required Information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such Required Information, in the light of the circumstances under which they were made, not misleading, then the Marketing Period shall not be deemed to recommence unless and until such Required Information has been updated or amended so that there is no longer any such untrue statement or omission;

provided, further, that if Parent shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced (or, if prior to January 13, 2020, Parent in good faith reasonably believes that it has provided the Required Information and the Marketing Period will commence on January 13, 2020), it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice (or deemed to commence on January 13, 2020, as applicable) unless Purchaser, in good faith, reasonably believes the Marketing Period has not commenced (or, as applicable, in good faith reasonably believes that the Marketing Period will not commence on January 13, 2020) and within two (2) Business Days after the delivery of such notice by Parent, delivers a written notice to Parent to that effect (setting forth with specificity why Purchaser believes the Marketing Period has not commenced (or will not commence on January 13, 2020, as applicable)), and provided, further, that the Marketing Period shall be deemed to have been completed on any date on which Purchaser or its Subsidiary obtains proceeds of a high yield financing in an amount sufficient to replace the bridge facilities contemplated by the Commitment Letter (including proceeds obtained in escrow).

“Material Jurisdiction” shall mean each of the United States and Spain.

“Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) the aggregate Indebtedness of the Transferred Entities (other than Indebtedness which is repaid, redeemed, released, terminated or discharged by the Transferred Entities substantially simultaneously with the Effective Time or Indebtedness incurred by Purchaser and its Affiliates at Closing) minus (b) the aggregate Cash of the Transferred Entities, in each case as of the Effective Time.

“OFAC” shall mean the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Open Source Software” shall mean any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” means, with respect to any Person (other than an individual), the articles or certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company operating agreement, shareholders agreements and all other organizational documents of such Person.

“Overhead and Shared Services” shall mean any ancillary or corporate shared services that are furnished by or on behalf of Parent or any of its Subsidiaries to both the Business and any other business of Parent or its Subsidiaries, including financial reporting, tax, treasury, insurance, corporate development, legal, investor relations, internal audit, travel, human resources, ethics, payroll, global mobility, executive compensation, benefits, information technology and application support services and any other services provided under the Transition Services Agreement.

“Parent Deferred Compensation Plan” shall mean the Parent Deferred Compensation Plan, effective as of January 1, 2008.

“Parent Group” shall mean Parent and the Sellers and their respective Affiliates (other than any Transferred Entity).

“Parent Names” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of any member of the Parent Group or the Transferred Entities using or containing “eBay,” either alone or in combination with other words or elements, and all names, marks, trade dress, logos, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“Permits” shall mean all licenses, permits, certificates of occupancy, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens and Liens of mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business or that are being contested in good faith by appropriate Actions, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested in good faith by appropriate Actions and for which adequate reserves have been maintained in accordance with GAAP, (d) Liens disclosed on the Business Financial Statements, (e) Liens or other defects or imperfections of title that do not materially interfere with the ordinary conduct of the Business as a whole, (f) leases, subleases and similar agreements with respect to the Business Leased Real Property that are not material to the Transferred Entities and the Business, taken as a whole, (g) Liens listed in the applicable title insurance policies, to the extent the same have been provided to Purchaser, and any easements, covenants, rights-of-way, restrictions of record and other similar charges, in each case, not materially interfering with the ordinary conduct of the Business as a whole, (h) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property, (i) with respect to Business Leased Real Property, zoning, building and other similar restrictions, (j) with respect to Business Leased Real Property, Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any of the Sellers or Transferred Entities has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole, (k) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (l) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property, (m) with respect to any securities, any Liens created under federal, state or foreign securities Laws, (n) Liens affecting the assets or property of the Business that are discharged at or prior to the Closing, or (o) non-exclusive licenses of Business Intellectual Property granted in the ordinary course of business.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Data” shall mean any information defined as “personal data”, “personally identifiable information” or “personal information” under any Privacy Legal Requirement, and any and all information that identifies an individual person.

“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) that begins after the Closing Date.

“Pre-Closing Tax Amount” shall mean, without duplication, an amount equal to (i) the current Income Tax liabilities of the Transferred Entities, minus (ii) any current Income Tax assets of the Transferred Entities, in each case, as calculated in accordance with GAAP and the Accounting Principles (excluding any liabilities in respect of deferred Taxes established to reflect timing differences between book and Tax income). For the avoidance of doubt and notwithstanding anything else to the contrary in this definition, (x) Pre-Closing Tax Amount shall include (a) any Transition Tax Obligation imposed on any Transferred Entity and (b) any Taxes imposed on any Transferred Entity with respect to any actions taken pursuant to Section 5.9 or Section 5.10 and (y) for purposes of this definition of “Pre-Closing Tax Amount,” each of “Taxes” and “Tax liabilities” shall include (a) any liability for any Tax as a result of being a member of an affiliated, consolidated, combined, unitary or similar group and (b) any liability for the payment of any Tax as a transferee or successor, by contract or otherwise. In the case of any Straddle Period, the amount of Income Taxes included in the Pre-Closing Tax Amount shall be calculated in accordance with Section 7.7.

“Privacy Legal Requirement” shall mean all Laws that pertain to privacy, the collection, receipt, storage, compilation, transfer, disposal, security (both technical and physical), disclosure, transfer, privacy, processing, protection, sharing, breach or other use of Personal Data.

“Purchaser Material Adverse Effect” shall mean any event, state of facts, circumstance, condition, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement or the consummation by Purchaser of the transactions contemplated hereby.

“Purchaser Related Parties” shall mean Purchaser’s Affiliates or any of Purchaser’s or its Affiliates’ respective officers, directors, employees, members, partners, stockholders, other equity holders, representatives and agents, and their respective successors and assigns.

“Quinn” shall mean Quinn Emanuel Urquhart & Sullivan, LLP.

“Regulated Substance” shall mean any (a) substance defined as “hazardous,” “toxic,” “radioactive,” a “contaminant,” a “pollutant” or words of similar import by any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) regulated asbestos containing material as defined by 40 C.F.R. § 61.141, (d) polychlorinated biphenyls, methane or radon and (e) per- and polyfluoroalkyl substances (including the substances commonly referred to as PFAs, PFOA, PFOS, Gen X, and PFBs).

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the environment, (b) prevent the release or threat of release or minimize the further release of a Regulated Substance so it does not migrate or endanger public health or welfare or the environment, and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care. The term “Remedial Action” includes any action that constitutes a “removal,” “remedial action” or “response” as defined by Section 101 of CERCLA, 42 U.S.C. §§ 9601(23), (24) and (25); and a “corrective action” as defined in RCRA, 42 U.S.C. § 6901 et seq.

“Required Information” shall mean:

(A) (x)(1) audited combined balance sheets of the Business at December 31, 2017 and December 31, 2018 and the related audited combined statements of operations, cash flows and stockholders’ equity of the Business for the two years ended December 31, 2018 (which Purchaser hereby acknowledges receiving) and (2) solely to the extent the Marketing Period has not been completed on or prior to February 29, 2020, an audited combined balance sheet of the Business at December 31, 2019 and the related audited combined statements of operations, cash flows and stockholders’ equity of the Business for the year ended December 31, 2019, and, in the case of both clauses (1) and (2), the unqualified audit report of PricewaterhouseCoopers LLP related thereto (which Purchaser hereby acknowledges receiving for the two years ended

December 31, 2018) (y) an unaudited combined balance sheet and related combined statements of operations, cash flows and stockholders’ equity of the Business for the fiscal quarter ended September 30, 2019 (and, solely to the extent the Marketing Period has not been completed on or prior to May 15, 2020, any subsequent fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) ended at least forty-five (45) days prior to the earlier of (X) the Closing Date and (Y) the completion of the Marketing Period), and for the comparable period of the prior fiscal year reviewed by PricewaterhouseCoopers LLP (or other recognized accounting firm), in the case of each of clauses (x) and (y), prepared in accordance with GAAP and in compliance with Regulation S-X (subject to the limitations set forth in the last paragraph of this definition);

(B)    historical financial information regarding the Business that is reasonably required by Purchaser to produce customary pro forma financial statements required by paragraph 6 of Exhibit D of the Debt Commitment Letter to the extent relating to the periods described in clause (A)(x) and (A)(y) of this definition (subject to the limitations set forth in the last paragraph of this definition); and

(C)    customary business and other financial data regarding the Business of the type and form that are customarily included in private placements of non-convertible unsecured high yield debt securities pursuant to Rule 144A promulgated under the Securities Act (subject to the limitations set forth in the last paragraph of this definition);

provided, that notwithstanding anything to the contrary in this definition or otherwise, nothing herein will require the Parent or its Affiliates to provide (or be deemed to require the Parent or its Affiliates to prepare) any (1) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) historical financial statements or other information required by Rule 3-03(e), Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, in each case which are prepared on a basis not consistent with the Parent’s reporting practices for the periods presented pursuant to clauses (A) and (B) above, (5) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A in a “Rule 144A-for-life” offering, (6) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2017, (7) financial information that the Parent or its Affiliates does not maintain in the ordinary course of business, or (8) information not reasonably available to the Parent or its Affiliates under their respective current reporting systems, in the case of clauses (7) and (8), unless any such information would be required in order for the Required Information provided to the Purchaser by Parent in accordance with this definition to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in such Required Information, in the light of the circumstances under which they were made, not misleading. In addition, for the avoidance of doubt, “Required Information” shall not include (X) pro forma financial information or (Y) projections.

“Required Jurisdiction” shall mean the United States and the United Kingdom.

“Retained Businesses” shall mean the businesses of the Parent Group and its Affiliates (other than the Business).

“Sanctioned Jurisdiction” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person, government or Governmental Entity that is the target of Sanctions, including, (a) any Person listed in the lists of sanctioned Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, Her Majesty’s Treasury of the United Kingdom, or other Governmental Entity in any other jurisdictions in which the Transferred Entities operate, (b) any Person located, organized or resident in a Sanctioned Jurisdiction, or (c) any Person directly or indirectly owned, fifty percent or more, or controlled by any Person or Persons described in the foregoing clauses (a) and (b).

“Sanction(s)” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced by the U.S. government (including, but not limited to, OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, any EU member state, Her Majesty’s Treasury, or other Governmental Entity in any other jurisdictions in which the Transferred Entities operate.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan that is not a Transferred Entity Benefit Plan.

“Seller Related Parties” shall mean any of Parent’s Affiliates or any of Parent’s or any of its Affiliates’ respective officers, directors, employees, members, partners, stockholders, other equity holders, representatives or agents, and their respective successors and assigns.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates, menus, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Straddle Period” shall mean any taxable period that begins on or before, and ends after, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that, from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of any member of the Parent Group.

“Target Working Capital” shall mean negative one hundred and thirty six million dollars and no cents (-$136,000,000).

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any taxing authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any amendment thereof.

“Transaction Expenses” shall mean, to the extent not paid by the Transferred Entities at or prior to the Closing, the aggregate amount of all unpaid out-of-pocket fees and expenses (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of the Transferred Entities which a Transferred Entity has agreed to pay or is otherwise liable for (including, if applicable, fees and expenses of the Sellers which a Transferred Entity has agreed to pay or is otherwise liable for) in each case in connection with the Sale or otherwise relating to the negotiation, preparation or execution of this Agreement, the Ancillary Agreements or any other documents or agreements contemplated hereby or the performance or consummation of the Sale, and that constitute either (a) fees and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, and auditors and experts or (b) any transaction bonus, discretionary bonus, stay bonus, change in control, retention, severance or other compensatory payment or benefit made to any current or former employee, officer, director, contractor or consultant of the Transferred Entities solely and directly as a result of the consummation of the Sale (together with the employer portion of any social security, payroll, unemployment or other similar Taxes payable in connection therewith); provided, however, that the Retained Payments (and the employer portion of any Taxes payable in connection therewith) and any fees, commissions, costs, payments or expenses incurred in connection with the Financing shall not constitute Transaction Expenses.

“Transferred Company Subsidiary” shall mean, with respect to each Transferred Company, each Person to be a Subsidiary of such Transferred Company as of the Closing, which Persons are listed on Section 1.1(e) of the Parent Disclosure Schedule.

“Transferred Entity” shall mean each Transferred Company and each Transferred Company Subsidiary.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is (i) sponsored, maintained or contributed to solely by one or more Transferred Entities, or (ii) that is exclusively for the benefit of the Business Employees and/or Former Business Employees.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“Transition Tax Obligations” means, with respect to any Person, such Person’s net Tax liability under Section 965 of the Code, including any amounts that are not yet due and payable pursuant to an election under Section 965(h) of the Code to pay such net Tax liability in installments.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“U.S. Business Employee” shall mean each Business Employee who primarily provides services in the United States.

“Wachtell” shall mean Wachtell, Lipton, Rosen & Katz.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

“Working Capital” shall mean (a) the current assets of the Business, as of the Effective Time, that are included in the categories, or in the specific line items within those categories, of current assets specifically identified in Schedule II reduced by (b) the current liabilities of the Business, as of the Effective Time, that are included in the categories, or in the specific line items within those categories, of current liabilities specifically identified in Schedule II, in each case, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided, that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Indebtedness, Cash or Transaction Expenses, (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to Closing pursuant to Section 5.9 or Section 5.10, (iii) the Retained Business or (iv) Liabilities or payments that are expressly required to be paid at or following the Closing by Parent or any of the Sellers or any of their Affiliates pursuant to this Agreement; provided, further, that in no event shall “Working Capital” include any amounts with respect to current Income Tax liabilities or assets or deferred Tax liabilities or assets.

Section 1.2    Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Terms	Sections
2019-2020 Financial Statements	5.21
Accounting Principles	2.4(b)
Acquisition Transaction	5.16(d)
Agreed Preliminary Allocations	7.1(b)
Agreement	Preamble
Allocation	7.1(c)
Allocation Schedule	7.1(a)
ARD Employee	6.1(c)
Assigning Party	11.8
Audited Business Financial Statements	3.5(a)
Base Amount	5.19(c)
Business Financial Statements	3.5(a)
Business Leased Real Property	3.12(b)
Business Material Contracts	3.15(a)
Business Real Property Lease	3.12(b)
Cash Bonus Plan	6.8(a)
Cash Consideration	2.2
Cash-Based Incentive	6.8(a)
Closing	2.1
Closing Adjustments	2.2
Closing Purchase Price	2.2
COBRA	6.5
Collection Fees and Expenses	9.3(d)
Commitment Letters	4.6(c)
Competing Business	5.16(c)
Competition Laws	5.3(d)
Copyrights	1.1
Corporate Names	5.15(a)
Current Representation	11.12(a)
D&O Indemnitees	5.19(a)
De Minimis Investment	5.16(c)(i)
Debt Commitment Letter	4.6(a)
Debt Financing	4.6(a)
Deductible	10.3(b)(i)
Deferred Closing	2.8(b)(i)
Deferred Closing Date	2.8(b)(i)
Deferred Closing Governmental Approvals	2.8(b)(i)
Deferred Closing Jurisdiction	2.8(b)(i)
Deferred Transferred Company	2.8(b)(i)
Definitive Agreements	5.17(a)
Designated Person	11.12(a)
e-mail	11.7
Enforceability Exceptions	3.3
Equity Commitment Letters	4.6(c)
Equity Financing	4.6(c)
Equity Investor	4.6(c)

ERISA	1.1
Estimated Closing Statement	2.4(a)
Final Closing Statement	2.6(c)
Final Purchase Price	2.7
Financing	4.6(c)
Financing Amounts	4.6(f)
Guarantee Indemnified Party	5.11(a)
Guarantees	5.11(b)
Guarantors	Recitals
high yield financing	5.17(d)
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Interim Business Financial Statements	3.5(a)
International Plan	3.10(b)
Internet Properties	1.1
Labor Agreements	3.11(b)
Legal Restraints	8.1(b)
Lenders	4.6(a)
Limited Guaranty	Recitals
Local Share Transfer Agreements	2.8(a)
LTD Employee	6.1(e)
Marks	1.1
New Plan	6.3
Notice of Disagreement	2.6(a)
Occurrence Policy	5.12(c)
Offer Employee	6.1(d)
Other Real Property	3.12(b)
Outside Date	9.1(b)(i)
Overall Cap	10.2(c)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Guarantees	5.11(a)
Parent Indemnified Parties	10.3(a)
Parent Releasees	11.15(b)
Parent U.S. DC Plans	6.11
Parent’s Allocation	7.1(c)
Patents	1.1
Paying Party	7.8
Post-Closing Adjustment	2.7
Post-Closing Representation	11.12(a)
Pre-Closing Occurrence Policy Claims	5.12(c)
Pre-Closing WC Claims	5.12(b)
Preferred Equity Commitment Letter	4.6(b)
Preferred Equity Financing	4.6(b)

Preferred Equity Investors	4.6(b)
Preliminary Allocation	7.1(b)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser Fundamental Representations	8.3(a)
Purchaser Guarantor	Preamble
Purchaser Health Plans	6.4
Purchaser Indemnified Parties	10.2(a)
Purchaser Releasees	11.15(a)
Purchaser Termination Fee	9.3(b)
Purchaser U.S. DC Plans	6.11
Purchaser’s Allocation Notice	7.1(c)
R&W Insurance Policy	5.18
Registered Business Intellectual Property	3.16(a)
Regulatory Termination Fee	9.3(c)
Resolution Period	2.6(b)
Retained Payments	6.9
Retention Agreements	6.9
Sale	2.1
Section 338(g) Elections	7.2(e)
Section 338(h)(10) Elections	7.2(b)
Section 338(h)(10) Forms	7.2(c)
Seller	Preamble
Sellers	Preamble
Sensitive Business Information	5.2(b)
Sensitive Retained Business Information	5.2(c)
Shared Contracts	5.5(b)
Shares	Recitals
Subsidiary Shares	3.2(c)
Surviving Obligations	9.3(a)
Third Party Claim	10.4(a)
Third Party Consents	5.5(a)
Trade Secrets	1.1
Transfer Taxes	7.6
Transferred Business Employee	6.1(g)
Transferred Companies	Recitals
Transferred Company	Recitals
Transferred Company Permits	3.9
Transferred Entity Guarantees	5.11(b)
Workers Compensation Policies	5.12(b)

ARTICLE II

THE SALE

Section 2.1    Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement

(excluding any transactions to be consummated at any Deferred Closing) (the “Closing”), the Sellers shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Sellers, all of the Sellers’ right, title and interest in and to the Shares (excluding the Shares of any Deferred Transferred Company) (the “Sale”). The transfer of certain Transferred Entities organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Entity shall be effected pursuant to Local Share Transfer Agreements as further described in Section 2.8.

Section 2.2    Closing Purchase Price. In consideration for the Shares, at the Closing, Purchaser shall deliver to Parent (and/or one or more of Parent’s designees) in cash, an aggregate amount of (i) $4,050,000,000.00 (the “Cash Consideration”); plus (ii) the Estimated Working Capital Adjustment Amount; minus (iii) the amount, which may be positive or negative, if any, of Net Indebtedness set forth in the Estimated Closing Statement; minus (iv) the Estimated Transaction Expenses (the amounts in (ii), (iii) and (iv) together, the “Closing Adjustments”, and the Cash Consideration as adjusted by the Closing Adjustments, the “Closing Purchase Price”).

Section 2.3    Closing.

(a)    The Closing shall occur by electronic exchange of documents at 7:00 a.m., Pacific time, on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser; provided that if the Marketing Period has not ended at the time the Closing is otherwise required to be consummated pursuant to this Section 2.3(a), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VIII at such time (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions), the Closing shall occur instead on the earlier of (A) a date during the Marketing Period as may be specified by Purchaser on at least three (3) Business Days’ prior notice to Parent (unless a shorter period shall be agreed to by Parent) and (B) the date that is three (3) Business Days following the final day of the Marketing Period. The date on which the Closing occurs is referred to as the “Closing Date.” For all purposes under this Agreement and each other Ancillary Agreement, (x) all matters at the Closing will be considered to take place simultaneously and (y) the Closing shall be deemed effective as of the Effective Time.

(b)    At the Closing:

(i)    Parent shall:

(A)    deliver to Purchaser certificates evidencing the Shares (excluding the Shares of any Deferred Transferred Company) to the extent that such Shares are in certificate form, duly endorsed in blank or with stock powers or a similar instrument of transfer duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto, and to the extent that such Shares are not in certificate form, evidence of book-entry transfer of such Shares;

(B)    deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C)    deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements to which any member of the Parent Group is a party; and

(D)    deliver to Purchaser (1) from each Seller that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code), a valid IRS Form W-9, duly executed by such Seller, and (2) from each Seller that is not a “United States person” (as such term is defined in Section 7701(a)(30) of the Code), an affidavit in a form reasonably acceptable to Purchaser that the assets being transferred by such Seller do not include any United States real property interests within the meaning of Section 897 of the Code and the Treasury Regulations promulgated thereunder.

(ii)    Purchaser shall:

(A)    deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(B)    deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c); and

(C)    deliver to Parent on behalf of the Sellers a duly executed counterpart to each of the Ancillary Agreements to which Purchaser or any of its Affiliates (including the Transferred Entities) is a party.

Section 2.4    Closing Adjustments.

(a)    Not less than five (5) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with a good faith estimate (together with reasonable supporting documentation and calculations with respect thereto) of each of (i) Working Capital, (ii) Cash, (iii) Indebtedness and (iv) Transaction Expenses, in each case as of the Effective Time (collectively, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (x) Parent’s determination of the Closing Adjustments and the Closing Purchase Price after giving effect to the Closing Adjustments and (y) the account or accounts to which Purchaser shall transfer the Closing Purchase Price pursuant to Section 2.3.

(b)    The Estimated Closing Statement shall be prepared in good faith in accordance with the Accounting Principles attached as Schedule II hereto (the “Accounting Principles”) and the terms of this Agreement. For illustrative purposes only, Schedule II sets forth a sample calculation of Working Capital, Net Indebtedness and Transaction Expenses.

Section 2.5    Post-Closing Statements.

(a)    Within seventy five (75) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement of (i) Working Capital, (ii) Cash, (iii) Indebtedness and (iv) Transaction Expenses, in each case as of the Effective Time (collectively, the “Initial Closing Statement”), together with supporting documentation and calculations thereto. The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles and the terms of this Agreement.

(b)    Following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.6(c), the Sellers and their Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities that are reasonably related to the calculation of Working Capital, Net Indebtedness and Transaction Expenses, and Purchaser shall, and shall cause its Affiliates (including the Transferred Entities) and its and their respective employees, accountants and other representatives to, reasonably cooperate with and assist the Sellers and their Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent reasonably requested, in each case, upon reasonable notice and during normal business hours.

(c)    Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.6(c), it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures that would impede or unreasonably delay the determination of the amount of Working Capital, Net Indebtedness or Transaction Expenses or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6    Reconciliation of Initial Closing Statement.

(a)    Parent shall notify Purchaser in writing no later than seventy five (75) days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall describe in reasonable detail the basis for such disagreement (the “Notice of Disagreement”), including the amount Parent believes to be incorrect. If no Notice of Disagreement is delivered to Purchaser within such seventy five (75) day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c). If a Notice of Disagreement is delivered to Purchaser within such seventy five (75) day period, then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)    During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)    If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Ernst & Young LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (the firm selected in accordance with this sentence, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and based solely on the written submissions of the parties, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute solely on the information that Parent and Purchaser have timely submitted to the Independent Accounting Firm. The Independent Accounting Firm shall act as an expert and not as an arbitrator. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute and shall not consider any events or developments that occurred after the Closing. The Initial Closing Statement as finally determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), shall be the “Final Closing Statement.”

(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be allocated between Parent on the one hand, and Purchaser on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Independent Accounting Firm that are unsuccessfully disputed by such party (as finally determined by the Independent Accounting Firm) bears to the total amount of the disputed item so submitted. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective applicable Affiliates (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Parent or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers.

(e)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of the parties and their respective Affiliates for any disputes related to the Closing Adjustments, the Post-Closing Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

Section 2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to (a) (i) the Final Working Capital Adjustment

Amount minus (ii) the Estimated Working Capital Adjustment Amount, plus (b) (i) the amount of Net Indebtedness set forth in the Estimated Closing Statement minus (ii) the amount of Net Indebtedness set forth in the Final Closing Statement, plus (c)(i) the Estimated Transaction Expenses minus (ii) the Final Transaction Expenses. Any of clause (a), clause (b) or clause (c) set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Parent (or one or more Affiliates designated by Parent) the absolute value of the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. For illustrative purposes only, Schedule II sets forth a sample calculation of Post-Closing Adjustment. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement.

Section 2.8    Local Share Transfer Agreements; Deferred Closings.

(a)    The transfer of each Transferred Entity organized in a jurisdiction in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Entity shall be effected pursuant to short-form acquisition agreements (the “Local Share Transfer Agreements”) on a country-by-country basis. Each Local Share Transfer Agreement shall be in a form mutually agreed by Parent and Purchaser; provided, in each case, that the Local Share Transfer Agreements shall serve purely to effect the legal transfer of the applicable Transferred Entity and shall not have any effect on the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as between the parties, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any Ancillary Agreement.

(b)    Deferred Closings.

(i)    If, as of the Closing, in any jurisdiction other than a Required Jurisdiction (any such country, a “Deferred Closing Jurisdiction”), (i) there is an applicable Law then in effect or a Governmental Entity shall have issued or entered an Order that is then in effect, either or both of which has the effect of making the Closing illegal or otherwise prohibiting its consummation with respect to such jurisdiction, or (ii) any filing with, notice to, or permit, authorization, registration, consent or approval of a Governmental Entity required to consummate the purchase by Purchaser of the capital stock of a Transferred Company (the “Deferred Closing Governmental Approvals”) has not been obtained, then, notwithstanding anything to the contrary in this Agreement, such Transferred Company (a “Deferred Transferred Company”) shall not be transferred to Purchaser or any of its Affiliates at the Closing (but the Closing shall otherwise occur with respect to the Transferred Companies (other than any Deferred Transferred Companies)). Thereafter, each such Deferred Transferred Company shall be transferred to Purchaser (or its designated Affiliate) on the fifth (5th) Business Day following the receipt, satisfaction or waiver of such Deferred Closing Governmental Approvals (a “Deferred Closing” and such date, a “Deferred Closing Date”) with respect to such Deferred Transferred Company. In no event shall the Closing Purchase Price payable by Purchaser at the Closing or the Final Purchase Price be reduced or deferred in respect of any Deferred Transferred Company; provided, that the Cash, Indebtedness, Working Capital and Transaction Expenses of any Deferred Transferred Companies will be included in determining the Closing Adjustments and the Post-Closing Adjustments as of the Effective Time pursuant to Sections 2.4 through Section 2.7.

(ii)    With respect to any Deferred Transferred Company, between the Closing Date and the applicable Deferred Closing Date, Purchaser and the Sellers shall, subject to applicable Law, (A) enter into one or more mutually agreeable arrangements under which (1) the Sellers or their applicable Subsidiaries shall (I) provide Purchaser with the economic benefits and burdens that would accrue to it if such Deferred Transferred Company and its Subsidiaries were conveyed and transferred to it as of the Closing Date, (II) exercise, at the request of Purchaser, any rights of the Deferred Transferred Company and its Subsidiaries that are available against any third party and (III) continue to hold and operate such Deferred Transferred Company and its Subsidiaries in all material respects in the ordinary course of business for the benefit and burden of Purchaser and taking into account the Sale; (2) the Deferred Transferred Company or its applicable Subsidiaries shall hold in trust for and pay to Purchaser promptly upon receipt thereof, any income, proceeds and other monies received; and (3) Purchaser shall pay, perform and discharge fully when due the corresponding Liabilities of such Deferred Transferred Company and Subsidiaries and indemnify Parent and its Affiliates in respect of the foregoing; and (B) the parties shall treat Purchaser as the owner of any such Deferred Transferred Company for Tax purposes as of the Closing Date except as required by applicable law.

(iii)    At each Deferred Closing, if any, (A) Purchaser shall deliver to Parent (on behalf of the relevant Seller) the documents or other deliverables required to be delivered pursuant to Section 2.3(b)(ii) to the extent related to the Deferred Transferred Company and not previously delivered to Parent (on behalf of the relevant Seller) at the Closing, and (B) Parent shall, and shall cause the relevant Seller to, deliver to Purchaser the documents or other deliverables required to be delivered pursuant to Section 2.3(b)(i) to the extent related to the Deferred Transferred Company and not previously delivered to Purchaser at the Closing.

(iv)    In respect of each Deferred Transferred Company, Purchaser and Parent shall, and Parent shall cause the Sellers to, continue to comply through the applicable Deferred Closing Date, solely with respect to such Deferred Transferred Company, with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing, including the covenants of the Sellers contained in Section 5.4 and the covenants of the parties contained in Section 5.3. Section 5.16(c) shall not apply with respect to Parent and its Affiliates’ continued operation of such Deferred Transferred Company in accordance with this Agreement until the applicable Deferred Closing Date.

(v)    Unless the context requires otherwise, all references in this Agreement to the “Closing” and the “Closing Date” shall, with respect to any Deferred Transferred Company, be deemed to refer to the “Deferred Closing” and the “Deferred Closing Date,” respectively.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed in, (a) other than with respect to Section 3.1, Section 3.2 and Section 3.3, the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC on or after January 1, 2018 and publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures set forth in any section entitled “Risk Factors” or “Forward Looking Statements” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) the disclosure schedule delivered to Purchaser prior to or concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, each Seller hereby represents and warrants to Purchaser as follows:

Section 3.1    Organization and Qualification; Subsidiaries. Each of the Sellers and each Transferred Entity is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole. Each Transferred Entity has all requisite corporate or other organizational power and authority to own, lease, use and operate its respective properties and to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

Section 3.2    Capitalization of the Transferred Entities.

(a)    The Shares constitute all of the issued and outstanding capital stock and other equity interests of the Transferred Companies. The Shares are duly authorized, validly issued, fully paid and nonassessable and the Shares are owned by the Sellers free and clear of all Liens (other than any restrictions on transfer imposed by federal, state or local securities laws). Except for the Shares, there are no shares of common stock, preferred stock or other equity interests of any Transferred Company issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, performance shares, repurchase rights, voting rights, contingent value rights, “phantom share,” convertible, exercisable, or exchangeable securities or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other equity interests of, or other ownership interest in, any Transferred Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or any agreements providing for the issuance (contingent or otherwise) of, any securities of any Transferred Company, and no securities evidencing such rights are issued or outstanding. None of the Transferred Companies has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Company on any matter.

(b)    Upon Closing, Purchaser will, directly or indirectly, (i) own one-hundred percent (100%) of the Shares and the Subsidiary Shares and (ii) have good and valid title to all of the outstanding capital stock and other equity interests of each Transferred Company and Transferred Company Subsidiary, in each case, free and clear of all Liens (other than any restrictions on transfer imposed by federal, state or local securities laws).

(c)    The Transferred Companies own all of the issued and outstanding capital stock and other equity interests (the “Subsidiary Shares”) of each Transferred Company Subsidiary. Other than the Transferred Company Subsidiaries, none of the Transferred Entities has any Subsidiaries. The Subsidiary Shares are duly authorized, validly issued, fully paid and nonassessable and the Subsidiary Shares are owned by the Transferred Companies, in each case, free and clear of all Liens (other than any restrictions on transfer imposed by federal, state or local securities laws). Except for the Subsidiary Shares, there are no shares of common stock, preferred stock or other equity interests of any Transferred Company Subsidiary issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, performance shares, repurchase rights, voting rights, contingent value rights, “phantom share,” convertible, exercisable, or exchangeable securities or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other equity interests of, or other ownership interest in, any Transferred Company Subsidiary or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or any agreements providing for the issuance (contingent or otherwise) of, any securities of any Transferred Company Subsidiary, and no securities evidencing such rights are issued or outstanding. None of the Transferred Company Subsidiaries has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Company Subsidiary on any matter. The Sellers have made available to Purchaser true and complete copies of each Transferred Company’s Organizational Documents as in effect on the date of this Agreement.

Section 3.3    Authority Relative to this Agreement. Each Seller has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by each Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of each Seller, enforceable against each such Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). Each member of the Parent Group has all necessary corporate or similar power and authority to execute, deliver and perform each Ancillary Agreement to which it is a party in accordance with the terms thereof. At the Closing, each Ancillary Agreement executed and delivered by the member of the Parent Group party thereto will be duly and validly executed and delivered by such member of the Parent Group, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by the other parties to the Ancillary Agreements, will constitute, a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions. No vote or other approval of the equityholders of any Seller, Transferred Entity or any member of the Parent Group is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement to which it is a party or to consummate the transactions contemplated by this Agreement or any Ancillary Agreement to which it is a party in accordance with the terms hereof or thereof, whether by reason of applicable Law, the Organizational Documents of any such Seller or Transferred Entity, as applicable, the rules and requirements of any securities exchange, or otherwise.

Section 3.4    Consents and Approvals; No Violations.

(a)    No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of the Sellers for the execution, delivery and performance by the Sellers of this Agreement or by Parent or any other Seller of any Ancillary Agreement to which it is a party or the consummation by Parent or any other Seller of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of any Competition Laws, the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable blue sky laws; or (ii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole.

(b)    Assuming compliance with Section 3.4(a), neither the execution, delivery and performance of this Agreement by the Sellers or any Ancillary Agreement by Parent or any other Seller to which it is a party, nor the consummation by Parent or any other Seller of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of the Sellers or any Transferred Entity, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation, acceleration adverse to any Transferred Entity under any Business Material Contract, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of any Transferred Entity other than Permitted Liens, or (iv) conflict with or violate any Law applicable to any Seller, Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii), clause (iii) or clause (iv), as would not reasonably be expected to (x) prevent or materially delay the consummation of the Sale or (y) be material to the Business or the Transferred Entities, taken as a whole.

Section 3.5    Financial Statements; Liabilities.

(a)    Section 3.5 of the Parent Disclosure Schedule sets forth: (i) the audited statement of operations of the Business for the years ended December 31, 2018 and 2017 and the audited balance sheet of the Business as of December 31, 2018 and 2017 (the “Audited Business Financial Statements”) and (ii) the unaudited interim statement of operations of the Business for the six months ended June 30, 2019 and the unaudited balance sheet of the Business as of June 30, 2019 (the “Interim Business Financial Statements”, and together with the Audited Business Financial Statements, the “Business Financial Statements”). The Business Financial Statements (x) were prepared in accordance with GAAP consistently applied throughout the periods involved and (y) present fairly, in all material respects, the financial position and the results of operations of the Business as of the respective dates thereof or the periods then ended, in each case, except as may be noted therein and subject to normal and recurring year-end adjustments, which are immaterial individually and in the aggregate; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the Business has not operated on a separate standalone basis and has historically been reported within Parent’s combined financial statements, (B) the Business Financial Statements assume certain allocations and direct charges which do not necessarily reflect amounts that the Business would incur on a standalone basis, and (C) the Business Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the Business or the Transferred Entities will be in the future.

(b)    When delivered pursuant to Section 5.21, the 2019-2020 Financial Statements shall (x) have been prepared in accordance with GAAP consistently applied throughout the periods involved and (y) present fairly, in all material respects, the financial position and the results of operations of the Business as of the respective dates thereof or the periods then ended, in each case, except as may be noted therein and subject to normal and recurring year-end adjustments, which are immaterial individually or in the aggregate; provided, that the 2019-2020 Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the Business has not operated on a separate standalone basis and has historically been reported within Parent’s combined financial statements, (B) the 2019-2020 Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis, and (C) the 2019-2020 Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the Business or the Transferred Entities will be in the future.

(c)    There are no liabilities or obligations of the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, other than those that (i) are reflected or reserved against on the Business Financial Statements or described in the notes thereto; (ii) have been incurred in the ordinary course of business since June 30, 2019 (but not as a result of any breach of contract, warranty, tort, infringement or violation of applicable Law); (iii) are incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements or the Sale; (iv) have been (or will be prior to the Closing) discharged or paid off; or (v) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.6    Absence of Certain Changes or Events. (a) Except as expressly set forth in this Agreement (including Section 5.6), since June 30, 2019 and through the date of this Agreement, the Business has been operated in the ordinary course consistent with past practice in all material respects and no action has been taken which, if taken after the date hereof, would be prohibited by Section 5.4(a)(D), Section 5.4(a)(F), Section 5.4(a)(I), Section 5.4(a)(K), Section 5.4(a)(L) or Section 5.4(a)(Q) (to the extent Section 5.4(a)(Q) relates to the foregoing sections), and (b) since June 30, 2019, there has not occurred any event, circumstance, change, development or effect that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.7    Litigation. (a) There are no Actions pending or, to the Knowledge of Parent, threatened, against any Transferred Entity, or arising out of or relating to the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, and (b) no Transferred Entity (nor any other member of the Parent Group with respect to the Business) is subject to any outstanding Orders, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole.

Section 3.8    Compliance with Laws.

(a)    (i) The Transferred Entities and each other member of the Parent Group with respect to the Business is, and since the date that is two (2) years prior to the date hereof has been, in compliance with any Laws or Order issued by a Governmental Entity applicable to the conduct of the Business, and (ii) neither Parent nor any of its Subsidiaries (including the Transferred Entities) has, since the date that is two (2) years prior to the date hereof, received any written notice alleging that any Transferred Entity or other member of the Parent Group with respect to the Business is not in compliance with any such Law or Order issued by a Governmental Entity applicable to the conduct of the Business, in each of the foregoing clauses (i) and (ii), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole.

(b)    Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, since the date that is two (2) years prior to the date hereof, (i) none of the Transferred Entities has, directly or indirectly, violated any Anticorruption Law, (ii) to the Knowledge of Parent, no director, officer, agent, employee, representative, consultant or other Person acting for or on behalf of any Transferred Entity has violated any Anticorruption Law, and (iii) through the date hereof, no Seller or any of its Subsidiaries has, directly or indirectly, received any written notice alleging any such violation by any Transferred Entity of any Anticorruption Law.

(c)    Compliance with Sanctions and Anti-Money Laundering Laws. Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole:

(i)    For the past five (5) years, the Transferred Entities and their respective directors, officers, employees and, to the Knowledge of Parent, agents and Affiliates have been in compliance with Sanctions and Anti-Money Laundering Laws.

(ii)    Neither the Transferred Entities, nor any of their respective directors, officers, employees, agents or Affiliates is a Sanctioned Person.

(iii)    In the past five (5) years, none of the Transferred Entities, nor any of their respective directors, officers or employees has engaged in any transactions, business or financial dealings with, or directly or indirectly, involving, a Sanctioned Jurisdiction or Sanctioned Person.

(iv)    The Transferred Entities’ have in place controls and systems reasonably designed to ensure compliance by each of them and their respective directors, officers, employees and agents with Sanctions and Anti-Money Laundering Laws in each of the jurisdictions in which they do business.

(v)    There are no pending or, to the Knowledge of Parent, threatened claims or legal action against, or investigations by any Governmental Entity of, the Transferred Entities, nor are there any judgments imposed (or, to the Knowledge of Parent, threatened to be imposed) upon any of them by or before any Governmental Entity, in each case, in connection with any alleged violation of Sanctions or Anti-Money Laundering Laws.

Section 3.9    Permits. The Transferred Entities hold all Permits necessary for the conduct of the Business as conducted on the date hereof (the “Transferred Company Permits”), except for failures to hold such Transferred Company Permits that would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole. Except where the failure to so comply would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, (i) the Transferred Entities are in compliance with the terms of the Transferred Company Permits and (ii) each of the Transferred Company Permits is valid, subsisting and in full force and effect and has not been revoked, suspended, cancelled, rescinded or terminated.

Section 3.10    Employee Benefit Plans.

(a)    Section 3.10(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each material Transferred Entity Benefit Plan and each material Seller Benefit Plan and, with respect to each such material Transferred Entity Benefit Plan and material Seller Benefit Plan, in each case, that is maintained in a Material Jurisdiction, Parent has made available to Purchaser (i) a copy of the applicable plan or governing document (provided, that (A) a summary plan description shall be considered a governing document for each material Seller Benefit Plan for this purpose, (B) to the extent required by Law, compensation amounts and other personal information may be redacted from each applicable document, and (C) with respect to Retention Agreements, Parent may provide a “form of” or a redacted copy), (ii) for each material Transferred Entity Benefit Plan, the most recent summary plan description, (iii) a copy of any related trust agreements, insurance contracts or other funding arrangements, and (iv) a copy of the most recent actuarial valuation report, if applicable.

(b)    Except as would not reasonably be expected to result in a material Liability to Purchaser, (i) each Transferred Entity Benefit Plan has been maintained and operated in compliance with applicable Law, (ii) all contributions or premiums required to be made by any Transferred Entity or Parent or any of their Affiliates to any Transferred Entity Benefit Plan have been timely made or accrued, (iii) with respect to any material Transferred Entity Benefit Plan that primarily covers Persons who are located outside of the United States (each, an “International Plan”), if intended to qualify for special Tax treatment, each International Plan is so qualified, and (iv) the fair market value of the assets of each International Plan, the liability of each insurer for any International Plan funded through insurance or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan.

(c)    Each Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or is covered by a prototype plan opinion letter.

(d)    In the six (6) years prior to the date hereof, none of the Transferred Entities or any of their ERISA Affiliates has maintained, sponsored or contributed to, or been required to contribute to, or has any Liability under any (i) employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to Section 302 or Title IV of ERISA, (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code). No Liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by a Transferred Entity that has not been satisfied in full and no condition exists that could reasonably be expected to result in any such Liability to a Transferred Entity.

(e)    Except as would not reasonably be expected to result in a material Liability to Purchaser, there are no claims, lawsuits, investigations, inquiries, audits or arbitrations (other than routine claims for benefits) pending or, to the Knowledge of Parent, threatened with respect to (i) any Transferred Entity Benefit Plans, (ii) the assets of any Transferred Entity or (iii) any of the Transferred Entities or the plan administrator or fiduciary of any Transferred Entity Benefit Plan with respect to the operation of the Transferred Entity Benefit Plan.

(f)    Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or together with any other event) will (i) result in any material payment or benefit becoming due to any Business Employee or Former Business Employee, (ii) materially increase any payment or benefit to be paid or provided to any Business Employee or Former Business Employee, or (iii) result in an acceleration of the time of payment, funding or vesting of any material payments or benefits to any Business Employee or Former Business Employee.

(g)    No Business Employee, Former Business Employee or other service provider of any of the Transferred Entities is or may become entitled under any Transferred Entity Benefit Plan to receive health, life insurance or other welfare benefits (whether or not insured) beyond their retirement or other termination of service, other than health continuation coverage as required by Section 4980B of the Code or other applicable Law.

(h)    No Business Employee is or may become entitled to early retirement benefits pursuant to a defined benefit pension plan the right to which transferred or may transfer with such Business Employee pursuant to the ARD.

Section 3.11    Employees; Labor Matters.

(a)    On the date hereof, Parent has provided to Purchaser a complete and accurate list of all Business Employees as of the date that is two (2) Business Days prior to the date hereof.

(b)    Section 3.11(b) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each collective bargaining agreement, labor agreement or similar written agreement with a works council, labor union, labor organization or other employee representative body that are applicable to any Business Employees in connection with their employment with Parent or its Affiliates or to which any Transferred Entity is a party to or bound by (collectively, “Labor Agreements”).

(c)    To the Knowledge of Parent, (i) as of the date hereof, there is no organizational effort being made or threatened by, or on behalf of, any works council, labor union, labor organization or other employee representative body to organize any Business Employees, (ii) as of the date hereof, no demand for recognition of any Business Employees identified as of the date hereof has been made by, or on behalf of, any labor union, and (iii) during the two (2)-year period immediately prior to the date of this Agreement, there have been no material unfair labor practice charges, grievances, strikes, work stoppages, slowdowns, picketing, hand billing, lockouts or other labor disputes at the Business or against the Transferred Entities.

(d)    Except as would not reasonably be expected to result in material Liability to Purchaser, since January 1, 2017: (i) no current or former independent contractor of the Business has been misclassified or could be deemed to be misclassified as such by the Sellers or any of their Affiliates (including the Transferred Entities) pursuant to any applicable Law, (ii) no Business Employee or Former Business Employee has been misclassified or could be deemed to be misclassified as exempt from applicable minimum wage and overtime Laws, (iii) each individual who is currently providing services to any Transferred Entity through a third party service provider, or who previously provided services to any Transferred Entity through a third party service provider, is not or was not an employee of any Transferred Entity by virtue of providing services through such third party service provider, and (iv) no Transferred Entity has a single employer, joint employer, alter ego or similar relationship with any other company.

(e)    To the Knowledge of Parent, no Business Employee or Former Business Employee is in material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to Parent and its Affiliates (including the Transferred Entities) or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent and its Affiliates (including the Transferred Entities) or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.12    Real Property.

(a)    The Transferred Entities do not own any real property.

(b)    Section 3.12(b) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of the real property leased by any Transferred Entity (the “Business Leased Real Property”), including with respect to each Business Leased Real Property, the name of the parties thereto, the space demised, the lease expiration date, the base annual rent, any additional rent and any security deposit (any such lease, license or other occupancy agreement, individually, a “Business Real Property Lease”) and the real property otherwise occupied by any Transferred Entity (“Other Real Property”). Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, (i) the Transferred Entities, as applicable, have a leasehold or subleasehold interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens and subject to the Enforceability Exceptions, (ii) no Transferred Entity, or, to the Knowledge of Parent, as of the date hereof, any other party thereto, is in breach of or default under any lease or sublease for the Business Leased Real Property or agreement applicable to Other Real Property, (iii) no Transferred Entity has, as of the date hereof, received any written notice from any lessor of any Business Leased Real Property of any breach of or default under any lease or sublease thereto by any Transferred Entity (or with regards to Other Real Property, caused by the occupancy of any Transferred Entity), which breach or default has not been cured and (iv) no Transferred Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Business Leased Real Property, except Permitted Liens or as set forth in Section 3.12(b) of the Parent Disclosure Schedule.

Section 3.13    Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect: (a) all Tax Returns required to be filed by, or with respect to, any Transferred Entity have been timely filed (taking into account extensions) and all such Tax Returns are, to the extent relating to any Transferred Entity, true, correct and complete; (b) all Taxes required to be paid by, or with respect to, any Transferred Entity (whether or not shown on any Tax Return) have been duly and timely paid or will be duly and timely paid by the due date thereof; (c) no Tax Proceeding with respect to any Taxes of the Transferred Entities is pending or being threatened in writing; (d) none of the Transferred Entities have received any written notice of any claim from any taxing authority for deficiency for any amount of Tax that has not been satisfied by payment, settled or withdrawn; (e) there are no Liens relating to Taxes upon the assets of any of the Transferred Entities other than Permitted Liens; (f) each of the Transferred Entities has complied with all applicable Laws relating to the collection and withholding of Taxes, including in connection with income allocated to or amounts owing to any employee, independent contractor, agent, creditor, stockholder or other Persons; (g) since the date three (3) years prior to the date hereof, none of the Transferred Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (h) none of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); (i) none of the Transferred Entities has waived or extended any of the statute of limitations for the collection or assessment of Taxes due from any Transferred Entity, which waiver or extension is still in effect, or agreed to any extension of time in respect of the assessment or deficiency for any Taxes with respect to the Transferred Entities beyond the date hereof that is still in effect (other than, for the absence of doubt, automatic extensions as a result of ongoing Tax proceedings); (j) no Transferred Entity is a party to any agreement providing for the allocation or apportionment of any liability for Taxes (other than (i) any agreements or contracts the principal subject matter of which is not Taxes, (ii) any agreement to which any Transferred Entity, on the one hand, and Parent or any of its Affiliates, on the other hand, are parties, or (iii) any agreement among or between only the Transferred Entities); (k) none of the Transferred Entities (i) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return within the past five (5) years (other than the consolidated group of which Parent is the common parent), or (ii) has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign Law (other than any of the Transferred Entities, Parent or any of its Affiliates) or as a transferee or successor; (l) no Transferred Entity will be required to include any item of income in, or exclude any item of deduction from, any taxable income for any Post-Closing Tax Period as a result of any (i) adjustment under Section 481 of the Code relating to any change in method of accounting made prior to the Closing or use of an improper method of accounting prior to the Closing, (ii) closing agreement as described in Section 7121 of the Code (or any corresponding provision under state, local or foreign Tax Law) executed prior to the Closing, (iii) use of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or the cash method of accounting, in each case, with respect to any transaction undertaken prior to the Closing, (iv) open transaction disposition made on or prior to the Closing, or (v) prepaid amounts received or deferred revenue accrued prior to the Closing; (m) to the Knowledge of Parent, no Transferred Entity will be required to include any item of income in, or exclude any item of deduction from, any taxable income for any Post-Closing Tax Period as a result of any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) (other than any such inclusion (or exclusion, as applicable) that results from an action taken or transaction undertaken by Purchaser or any of its Affiliates (including the Transferred Entities) after the Closing); (n) no power of attorney related to Taxes has been executed by any Transferred Entity that will not expire or be terminated or otherwise cancelled on or before the Closing Date; (o) in the last three (3) years, no claim has been made in writing by a taxing authority with respect to any Transferred Entity in a jurisdiction where any such entity does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction; (p) no Transferred Entity is subject to any private letter ruling of the IRS or comparable ruling by any other taxing authority, which ruling would be binding on such Transferred Entity with respect to any Post-Closing Tax Period and (q) no Transferred Entity has any Transition Tax Obligation. Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that no representation or warranty is made by Parent in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 3.10 and this Section 3.13, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.14    Environmental Matters.

(a)    The Transferred Entities, the Business and the facilities and operations on any real property owned, leased or operated by the Transferred Entities are in compliance with applicable Environmental Laws and Business Environmental Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)    As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened that asserts any actual or potential Environmental Liability relating to the Business and (b) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law, in each case relating to the Transferred Entities, the Business or any real property currently owned, leased or operated by the Transferred Entities, that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To the Knowledge of Parent, there are no facts or conditions which would be reasonably expected to result in such an Action or Order.

Section 3.15    Material Contracts.

(a)    Section 3.15(a) of the Parent Disclosure Schedule sets forth as of the date of this Agreement a true correct and complete list of the following Contracts (other than Seller Benefit Plans and Transferred Entity Benefit Plans) (x) to which any of the Transferred Entities is a party or by which any of their respective business properties or assets is bound or (y) to which any other member of the Parent Group is bound with respect to the Business (the “Business Material Contracts”):

(i)    each Contract which relates to the Business with a total amount invoiced to the Business during the twelve (12)-month period immediately preceding September 30, 2019 in excess of $2,500,000 and in any case the five (5) Contracts with the greatest such amounts, other than any such Contracts that has been terminated or can be terminated on less than ninety (90) days’ notice without material monetary penalty;

(ii)    each Contract which relate primarily to the Business with a revenue share and/or sponsorship amount paid to the other party under such Contract during the twelve (12)-month period immediately preceding September 30, 2019 in excess of $2,500,000, other than any such Contracts that have been terminated or can be terminated on less than ninety (90) days’ notice without monetary penalty;

(iii)    each of the top ten (10) broker agreements based on gross ticket sales on the Business platform during the twelve (12)-month period immediately preceding September 30, 2019, other than any such Contracts that have been terminated or can be terminated on less than ninety (90) days’ notice without monetary penalty;

(iv)    any Contract containing any future capital expenditure obligations of any Transferred Entities in excess of $2,500,000 during the remaining term of such Contract;

(v)    any partnership, joint venture, limited liability company agreement or other similar Contract involving co-investment by any Transferred Entity with any other Person;

(vi)    any Contract relating to the acquisition, disposition, sale or lease (excluding any real property lease) of any business, assets or properties (excluding any real properties) of or by any Transferred Company (whether by merger, sale of stock, sale of assets or otherwise) under which (A) any Transferred Entity has any remaining obligation to pay (including all potentially payable “earn out,” contingent purchase price or similar contingent payment obligations) (i) in excess of $1,000,000, with respect to such acquisition, disposition or sale Contracts, or (ii) $2,500,000, with respect to such lease (excluding any real property lease), or (B) any other Person has the right to acquire any assets of any Transferred Entity after the date of this Agreement with a fair market value or purchase price in excess of $5,000,000, excluding, in each of the foregoing clauses (A) and (B), acquisitions or dispositions of services, supplies, inventory or products in the ordinary course of the conduct of the Business;

(vii)    any Contract that (A) restricts or limits in any material respect the ability of any of the Transferred Entities to compete in any business or with any Person or in any geographic area (in each case, other than non-exclusive, inbound licenses to Intellectual Property Rights that are subject to territorial limitations and covenants not to assert, sue or challenge), (B) contains material exclusivity obligations or restrictions binding on the Business or any Transferred Entity or (C) requires the Business or any Transferred Entity to conduct any business on a “most favored nation” basis with any Person, in each case, other than Contracts containing customary non-solicitation and no-hire provisions entered into in the ordinary course of business;

(viii)    (A) any Contract material to the Business pursuant to which any of the Transferred Entities licenses from, or is otherwise permitted by, a third party to use any material Intellectual Property Rights (other than any “shrink wrap,” “commercially available software package,” “click through” license or off-the-shelf Software licenses commercially available on standard terms) or (B) any Contract pursuant to which a third party licenses any material Business Intellectual Property (other than non-exclusive licenses of Business Intellectual Property granted to end users in the ordinary course, including in connection with the sale or licensing of any products or services); or (C) any Contract that permits or agrees to permit any other third party to use, obtain, enforce or register any material Business Intellectual Property, including any coexistence agreements or covenants not to sue;

(ix)    any Contract relating to or evidencing Indebtedness of any Transferred Entity for borrowed money in excess of $2,000,000 individually;

(x)    any Business Leased Real Property lease that provides for payments in an amount in excess of $2,500,000 during any twelve (12) month period or the remaining term of such contract immediately preceding September 30, 2019, other than any such Contracts that have been terminated or can be terminated on less than ninety (90) days’ notice without material monetary penalty; and

(xi)    any Contract that is a settlement, release or compromise agreement pursuant to which a Transferred Entity (A) is required to pay after the date hereof consideration in excess of $2,500,000 or (B) is subject to material ongoing obligations to any Governmental Entity.

(b)    Except as not, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, (i) each Business Material Contract is a legal, valid and binding obligation of the Sellers, the Transferred Entities or a respective Subsidiary thereof, as applicable, and, to the Knowledge of Parent, each counterparty and is in full force and effect, (ii) none of the Sellers, the Transferred Entities and their respective applicable Subsidiaries nor, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with or without notice or lapse of time or both would constitute such a breach or default thereunder by the Sellers, the Transferred Entities or any of their applicable Subsidiaries, or, to the Knowledge of Parent, any other party thereto. A true and complete copy of each Business Material Contract in effect as of the date hereof has been made available to Purchaser by the Sellers.

Section 3.16    Intellectual Property; Information Technology and Privacy.

(a)    Section 3.16(a) of the Parent Disclosure Schedule sets forth a list as of the date hereof of all Patents, registered Marks, registered Copyrights and Internet Properties included in the Business Intellectual Property (“Registered Business Intellectual Property”).

(b)    The Registered Business Intellectual Property is owed by the Transferred Entities or a member of the Parent Group free and clear of all Liens, other than Permitted Liens. The Registered Business Intellectual Property is subsisting and, to the Knowledge of Parent, not invalid or unenforceable.

(c)    Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole: (i) none of the Business Intellectual Property is subject to any Order naming any Transferred Entity adversely affecting the use thereof or rights thereto by or of the Transferred Entities; (ii) there is no opposition or cancellation Action pending against the Transferred Entities concerning the ownership, validity or enforceability of any Business Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered Business Intellectual Property); (iii) to the Knowledge of Parent, since the date that is three (3) years prior to the date hereof, there has been, and as of the date hereof, there is, no infringement or misappropriation, or other violation by a third party of any Business Intellectual Property, and since the date that is three (3) years prior to the date hereof, there have been no, and there currently are no pending, written allegations of the foregoing made by Parent or any of its Subsidiaries; and (iv) the operation of the Business as currently conducted, and the operation of the Business as conducted since the date that is three (3) years prior to the date hereof, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any other Person, and neither Parent nor any of its Subsidiaries has received any written notice since the date that is three (3) years prior to the date hereof alleging that the operation of the Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property Rights of any other Person.

(d)    Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, the Transferred Entities are current in the payment of all registration, maintenance and renewal fees with respect to the Registered Business Intellectual Property, except in each case as any of Parent or any Subsidiary thereof have elected in their reasonable business judgment to abandon or permit to lapse a registration or application.

(e)    Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, the Sellers and the Transferred Entities, as applicable, have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Business Intellectual Property, and to the Knowledge of Parent, there have been no unauthorized uses or disclosures of any such Trade Secrets.

(f)    The Transferred Entities (and Parent and its Subsidiaries with respect to the Business) have at all times complied, and presently comply, with applicable Privacy Legal Requirements and their own policies and rules regarding Personal Data except where such non-compliance would not result in a material liability, and (i) none of the Sellers or any of their Subsidiaries has, since the date that is three (3) years prior to the date hereof, received any written notice from any applicable Governmental Entity alleging any violation of the foregoing by any Transferred Entity (or by any other Person in connection with the operation of the Business), nor has any Transferred Entity (or any other Person in connection with the operation of the Business) been threatened in writing to be charged with any such violation by any Governmental Entity and (ii) each of the Transferred Entities (and Parent and its Subsidiaries with respect to Personal Data collected or used in connection with the Business) has (x) taken appropriate actions (including implementing reasonable technical, physical or administrative safeguards) to protect Personal Data in their possession or under their control against any unauthorized use, access or disclosure and (y) entered into written agreements with all third-party service providers, outsources, processors or other third parties who process, store or otherwise handle Personal Data for on behalf of the Business that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure.

(g)    Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, (i) to the Knowledge of Parent, since the date that is three (3) years prior to the date hereof, there has been no unauthorized use, access, disclosure, or other security incident of or involving Personal Data collected, used in connection with or under the control of the Business and (ii) neither Parent nor any of its Subsidiaries, nor any of the Transferred Entities, has, since the date that is three (3) years prior to the date hereof, been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Data with respect to the operation of the Business, or has done so even if not legally or contractually so required. The consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Privacy Legal Requirement or policy or rule of the Transferred Entities (or the Parent or its Subsidiaries with respect to the Business) regarding Personal Data that would result in any material constraint on the use of any material volume of Personal Data following the Closing.

(h)    Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, since the date that is three (3) years prior to the date hereof, (i) there have been no security breaches in the information technology systems used in the Business, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the Business.

(i)    Neither Parent nor its Subsidiaries (including the Transferred Entities) has delivered, licensed or made available, or is under a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any material Software owned by the Transferred Entities and used in the Business to any escrow agent (except in the ordinary course consistent with past practice) or other Person who is not, as of the date of hereof, an employee or consultant of the Sellers, their Subsidiaries or one of the Transferred Entities under a duty of confidentiality with respect to such source code.

(j)    Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, none of the Transferred Entities has combined Open Source Software with any material proprietary Software owned by a Transferred Entity and distributed such combined Software such that such proprietary Software would become subject to the terms of the license under which such Open Source Software is licensed and require the disclosure or distribution to any Person or the public of any portion of the source code for such proprietary Software. The Transferred Entities (or Parent or any of its Subsidiaries, as applicable to the Business) are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the Business, including notice and attribution obligations.

(k)    The consummation of the transactions contemplated by this Agreement will not result in the termination of a Transferred Entity’s right to use any Software material to the operation of the Business under the Contract set forth on Section 3.16(k) of the Parent Disclosure Schedule.

Section 3.17    Intercompany Arrangements. Except for any Contracts that will be terminated at or prior to the Closing, Section 3.17 of the Parent Disclosure Schedule sets forth a list, which is true, correct and complete in all material respects as of the date hereof, of all Contracts solely between a Transferred Entity, on the one hand, and a member of the Parent Group, on the other hand.

Section 3.18    Sufficiency of Assets. At the Closing, (a) taking into account and giving effect to all of the Ancillary Agreements (including the rights, benefits and services made available in the Transition Services Agreement and the Intellectual Property Matters Agreement), (b) assuming receipt of all required permits, authorizations, registrations, consents or approvals and (c) other than with respect to Overhead and Shared Services, the Transferred Entities own, hold or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, properties, claims and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are used or held for use in and are necessary for and sufficient to conduct the Business immediately following the Closing substantially in the same manner as it is conducted by the Sellers and their Subsidiaries as of the date hereof. Nothing in this Section 3.18 is intended to or shall be treated as a representation of non-infringement, which is solely set forth in Section 3.16.

Section 3.19    Brokers. No broker, finder or investment banker retained by Parent or any of its Subsidiaries is entitled to any brokerage, finder’s or other fee or commission from the Purchaser or any of the Transferred Entities after the Closing in connection with the transactions contemplated by this Agreement, except for Goldman Sachs & Co. LLC, the fee or commission payable to which shall be the responsibility of Parent.

Section 3.20    No Other Representations or Warranties; No Reliance. Each Seller acknowledges and agrees that except for the representations and warranties contained in Article IV, Section 11.17, the Limited Guaranty, the Equity Commitment Letter and the certificate delivered pursuant to Section 8.3(c), none of Purchaser or any Affiliate thereof, or any other Person or entity on behalf of Purchaser or any Affiliate thereof, has made or makes, and the Sellers and their respective Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Sellers or any of their representatives by or on behalf of Purchaser. Except for the representations and warranties contained in Article IV, Section 11.17, the Limited Guaranty, the Equity Commitment Letter and the certificate delivered pursuant to Section 8.3(c), each Seller acknowledges and agrees that neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and no Seller has relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Sellers or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Except as disclosed in the disclosure schedule delivered to Parent prior to or concurrently with the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to the Sellers as follows:

Section 4.1    Organization and Qualification. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement is a limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to be material. Purchaser has all requisite limited liability company power and authority to own, lease use and operate its respective properties and to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign limited liability company or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2    Authority Relative to this Agreement. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all necessary limited liability company or similar power and authority, and has taken all limited liability company or other similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. No vote or other approval of the equityholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the Organizational Documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by the Sellers, will constitute a valid, legal and binding agreement of Purchaser and/or its applicable Affiliates, enforceable against Purchaser and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions. At the Closing, each Ancillary Agreement executed and delivered by Purchaser and/or each Affiliate of Purchaser that is a party thereto will be duly and validly executed and delivered by Purchaser and/or such Affiliate of Purchaser, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by the other parties to the Ancillary Agreements, will constitute, a valid, legal and binding agreement of Purchaser and/or such Affiliate of Purchaser, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 4.3    Consents and Approvals; No Violations.

(a)    No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of any Competition Laws; or (ii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)    Assuming compliance with Section 4.3(a), neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Affiliates, as applicable, nor the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of Purchaser or its Affiliates, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration under any of the terms, conditions or provisions of any material Contract to which Purchaser or any of its Affiliates or any of their respective properties or assets are bound, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of Purchaser and/or its Affiliates, other than Permitted Liens, or (iv) conflict with or violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii), clause (iii) or clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4    Litigation. (a) There is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5    Brokers. No broker, finder or investment banker retained by Purchaser or any of its Affiliates is entitled to any brokerage, finder’s or other fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.6    Financing.

(a)    Purchaser is a party to and has accepted a fully executed commitment letter dated as of November 24, 2019 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein (the “Debt Financing”).

(b)    Purchaser Guarantor is a party to and has accepted a fully executed preferred equity commitment letter dated as of November 24, 2019 (together with all exhibits and schedules thereto, the “Preferred Equity Commitment Letter”) from the initial investors party thereto (collectively, the “Preferred Equity Investors”) pursuant to which the Preferred Equity Investors have agreed, subject to the terms and conditions thereof, to provide preferred equity financing (the “Preferred Equity Financing”) in the amounts set forth therein.

(c)    Purchaser Guarantor is a party to and has accepted fully executed equity commitment letters, dated as of the date of this Agreement, by and among Purchaser and Purchaser Guarantor and each of (i) Madrone Partners, LP, Madrone Opportunity Fund, LP and Shimoda Holdings LLC; (ii) Bessemer Ventures Partners Century Fund Institutional L.P., Bessemer Venture Partners Century Fund L.P. and Bessemer Venture Partners VS, L.P.; (iii) Declaration Capital LLC; and (iv) WestCap Management, LLC (each, in this capacity, an “Equity Investor”) and(the “Equity Commitment Letters” and, together with the Debt Commitment Letter and the Preferred Equity Commitment Letter, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the amounts set forth therein. The equity financing committed pursuant to the Equity Commitment Letters is referred to in this Agreement as the “Equity Financing.” The Equity Financing, the Debt Financing and the Preferred Equity Financing are collectively referred to as the “Financing.” The Equity Commitment Letters provide that Parent is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letters.

(d)    Purchaser has delivered to Parent a true, complete and correct copy of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to only fee and other economic provisions such as “flex” provisions, pricing terms, securities demand provisions, pricing caps and other commercially sensitive information specified therein having been redacted in a manner customary for transactions of this type and that could not affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing.

(e)    Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders, the Preferred Equity Investors and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders, the Preferred Equity Investors or the Equity Investors to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Purchaser have knowledge that any Lender, Preferred Equity Investor or Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that could affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing.

(f)    As of the date hereof, assuming the Financing is funded in accordance with the Commitment Letters and giving effect to any “flex” provision in or related to the Debt Commitment Letter, or the fee letters, (including with respect to fees and original issue discount), the Financing shall provide Purchaser with cash proceeds on the Closing Date sufficient, together with available cash on hand, for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements and the Commitment Letters, including the payment of the Closing Purchase Price and the Final Purchase Price, and any fees and expenses of or payable by Purchaser or Purchaser’s Affiliates, and for any repayment or refinancing of any outstanding indebtedness of Purchaser or its Affiliates contemplated by, or required in connection with, the transactions described in this Agreement, the Ancillary Agreements or the Commitment Letters (such amounts, collectively, the “Financing Amounts”).

(g)    As of the date hereof, the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, all the other parties thereto and are in full force and effect, subject to the Enforceability Exceptions. No event has occurred which (with or without notice, lapse of time or both) could constitute a breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Commitment Letters. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date hereof, and will pay in full when due any such amounts that are due on or before the Closing Date. As of the date hereof, the Commitment Letters have not been modified, amended or altered and none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Purchaser, no termination, reduction, withdrawal or rescission thereof is contemplated.

(h)    In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.7    Limited Guaranty. The Equity Investors have delivered to Parent a true, complete and correct copy of the Limited Guaranty. The Limited Guaranty is in full force and effect and, to the Knowledge of Purchaser, constitutes the legal, valid, binding and enforceable obligation of the Equity Investors in favor of Parent, enforceable by Parent in accordance with its terms. The Limited Guaranty guarantees payment of the Purchaser Termination Fee and the Regulatory Termination Fee (including all amounts due pursuant to Section 9.3(d), if any) and any amounts for which Purchaser is required to indemnify or reimburse the Sellers, their Affiliates or any of their respective representatives pursuant to Section 5.17(d). As of the date of this Agreement, to the Knowledge of Purchaser, the Equity Investors are not in default or breach under any of the terms and conditions of the Limited Guaranty and no event has occurred that with or without notice or lapse of time or both would or would reasonably be expected to constitute a breach or default thereunder by Purchaser, Purchaser’s Affiliates or any of the Equity Investors of any of the terms and conditions of the Limited Guaranty.

Section 4.8    Solvency. As of the Closing, after giving effect to the Closing and any indebtedness being incurred on such date in connection herewith, and assuming that all representations of the Sellers or their Affiliates set forth in this Agreement and the certificate delivered pursuant to Section 8.3(c) are true and correct in all respects, neither Purchaser nor the Transferred Entities will (i) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 4.9    Investment Decision. Purchaser is an “accredited investor” as defined in Regulation D of the Securities Act, is able to bear the economic risk of its investment in the Shares and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of its investment in the Shares. Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.10    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon (i) the aforementioned investigation, review and analysis and (ii) the representations and warranties of the Sellers expressly set forth in Article III and the certificate delivered pursuant to Section 8.3(c). Except in the case of Actual Fraud, Purchaser hereby acknowledges and agrees that none of the Sellers or their respective Affiliates or any of their respective representatives will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective representatives of, or Purchaser’s, its Affiliates’ or their respective representatives’ use of, any information relating to the Sellers, the Transferred Entities or the Business other than to the extent included or reflected in the representations and warranties expressly set forth in Article III and the certificate delivered pursuant to Section 8.3(c).

Section 4.11    No Other Representations or Warranties; No Reliance. Purchaser acknowledges and agrees that except for the representations and warranties of the Sellers and their Affiliates contained in Article III and the certificate delivered pursuant to Section 8.3(c), none of the Sellers or any Affiliate thereof, or any other Person or entity on behalf of the Sellers or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, the Sellers, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or any of its representatives by or on behalf of the Sellers. Except for the representations and warranties of the Sellers and their Affiliates contained in Article III and the certificate delivered pursuant to Section 8.3(c), Purchaser acknowledges and agrees that none of the Sellers or any other Person or entity on behalf of the Sellers, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Sellers, the Transferred Entities or the Business. Except for the representations and warranties of the Sellers and their Affiliates contained in Article III and the certificate delivered pursuant to Section 8.3(c), Purchaser acknowledges and agrees that none of the Sellers or any Affiliate thereof, or any other Person or entity on behalf of the Sellers or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Business.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1    Access to Books and Records.

(a)    After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, each of the Sellers shall, and shall cause the Transferred

Entities to, afford to representatives of Purchaser reasonable access, upon reasonable request and advance notice, to the books, records and properties of the Business and (subject to Section 5.1(b)) Business Employees, during normal business hours consistent with applicable Law, in accordance with the reasonable procedures established by Parent and solely for the purpose of taking actions contemplated by this Agreement and the Ancillary Agreements; provided, that none of the Sellers or Transferred Entities shall be required to (x) make available Transferred Business Employee personnel files until after the Closing Date or (y) provide any Tax Returns or other books and records related to Taxes, except as provided by Article VII. Notwithstanding anything to the contrary in this Agreement, the Sellers and the Transferred Entities shall not be required to make available personnel records relating to any Person’s individual performance, evaluation records, medical records, workers compensation records, the results of any drug testing or other sensitive or personal information if doing so would reasonably be expected to result in a violation of applicable Law. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, Purchaser and its representatives shall not conduct any Phase II Environmental Site Assessment or conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of Parent or any of its Affiliates, including the Business Leased Real Property.

(b)    Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates. Purchaser and its Affiliates and its and their respective representatives shall not initiate communications with any of the employees of Parent or its Affiliates without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or otherwise engage in discussions or communications with any of the employees of Parent or its Affiliates over Parent’s objections. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, that Parent and Purchaser shall use commercially reasonable efforts to make alternative disclosure arrangements that would not jeopardize the attorney-client or other applicable legal privilege or protection of such party.

(c)    At and after the Closing, except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article VII), and subject to the requirements of applicable Laws, Purchaser shall, and shall cause the Transferred Entities and its other Affiliates to, afford the Sellers, their Affiliates and their respective representatives, at the Sellers’ sole cost and expense, during normal business hours, upon reasonable request and advance notice, reasonable access to the books, records and employees of the Business solely to the extent that such access may be reasonably requested by the Sellers in connection with financial statements, any Action or investigation, reporting obligations and any other requirement or request of any Governmental Entity, and compliance with applicable Laws (in each case, other than relating to any dispute or issue between the parties to this Agreement or their Affiliates); provided, that nothing in this Agreement shall limit any rights of discovery of Parent or its Affiliates.

(d)    At and after the Closing, except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by

Article VII), and subject to the requirements of applicable Laws, the Sellers shall, and shall cause their Affiliates to, afford Purchaser, the Transferred Entities and their respective representatives, at Purchaser’s sole cost and expense, during normal business hours, upon reasonable request and advance notice, reasonable access to the books and records of the Business that are not in the possession of Purchaser and its Affiliates (including the Transferred Entities) solely to the extent that such access may be required in connection with financial statements, any Action or investigation, and any other requirement or request of any Governmental Entity, and compliance with applicable Laws (in each case, other than relating to any dispute or issue between the parties to this Agreement or their Affiliates); provided, that nothing in this Agreement shall limit any rights of discovery of Purchaser or its Affiliates.

(e)    Except for Tax Returns and other documents governed by Section 7.3(b), Purchaser agrees to hold and to cause the applicable Transferred Entities to hold, all the books and records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law.

Section 5.2    Confidentiality.

(a)    The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement shall continue in full force and effect until the Closing. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms. To the extent not already a direct party thereto, each party assumes the Confidentiality Agreement and agrees to be bound by the provisions thereof applicable to its Affiliate that is a party thereto.

(b)    For a period of twenty-four (24) months following the Closing Date (provided, that with respect to Trade Secrets of the Business contained in any Sensitive Business Information, the confidentiality obligations in this Section 5.2(b) shall remain in effect for so long as the relevant information remains a Trade Secret), Parent shall, and shall cause its Affiliates to, hold in confidence any nonpublic information (“Sensitive Business Information”) to the extent relating to the Business from and after the Closing; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(b) by Parent, (iii) to the extent used by Parent or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

(c)    For a period of twenty-four (24) months following the Closing Date (provided, that with respect to Trade Secrets of the Retained Business contained in any Sensitive Retained Business Information, the confidentiality obligations in this Section 5.2(c) shall remain in effect for so long as the relevant information remains a Trade Secret), Purchaser shall, and shall cause its Affiliates (including the Transferred Entities) to, hold in confidence any nonpublic information (“Sensitive Retained Business Information”) to the extent relating to the Retained Businesses; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third party source that is not known by Purchaser or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(c) by Purchaser, (iii) to the extent used by Purchaser or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Purchaser or any of its Affiliates without use of such Sensitive Retained Business Information or (v) subject to the immediately following sentence, that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Purchaser shall reasonably promptly notify Parent in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Parent, at Parent’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

(d)    Nothing in this Section 5.2 is intended to or shall at any time restrict the parties from exercising the licenses and rights granted to them under the Intellectual Property Matters Agreement.

Section 5.3    Required Actions.

(a)    Purchaser Guarantor, Purchaser and the Sellers shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Sale and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate the Sale and the other transactions contemplated by this Agreement, (ii) taking and causing their respective Affiliates to take all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization,

Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other applicable Competition Laws) required to be obtained or made by Purchaser or any of the Sellers or any of their respective applicable Affiliates in connection with the Sale and the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, the Sellers, Purchaser Guarantor and Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement so as to enable the Closing to occur as promptly as possible and shall not take, and shall cause their respective Affiliates not to take, any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing.

(b)    Without limiting the parties’ other obligations in this Section 5.3, the parties hereto shall jointly develop, consult and cooperate with one another regarding, the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 5.3. Purchaser shall have the final authority to direct and implement the regulatory strategy; provided, however, that Purchaser will consult with Parent and consider in good faith the views of Parent in advance of making any decisions with respect to such strategy and provided, further, that Purchaser shall not, without Parent’s prior written consent, take any actions that are reasonably likely to cause any Governmental Entity to refer the transactions contemplated by this Agreement for an in-depth investigation. Each party hereto, to the extent not prohibited by applicable Law, shall keep the other apprised of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party hereto shall promptly consult with the other parties to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Sale and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party to this Agreement, as applicable, shall promptly inform the other party, and if in writing, furnish the other parties to this Agreement with copies of (or, in the case of oral communications, advise the other party of) any communication from any Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity. If any party to this Agreement or any representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale or the other transactions contemplated by this Agreement, then such party will make, or cause to be made, promptly and after consultation with the other parties to this Agreement, a complete response in compliance with such request. No party shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any proceeding or Action by a private party relating to the HSR Act or any other applicable Competition Laws in connection with this Agreement or the Sale, or make oral submissions at meetings or in telephone or other conversations, unless it reasonably consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall furnish the other party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and the Sale or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person. Purchaser and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel only.” Such designated materials, and the information contained therein, shall be given only to the outside legal counsel of the recipient involved in the Sale and the other transactions contemplated by this Agreement and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)    Purchaser and Parent shall file or cause to be filed, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act, and Purchaser and Parent shall file any other filings and/or notifications under applicable Competition Laws, as promptly as reasonably possible. Notwithstanding anything to the contrary in this Agreement, no party shall make any filings and/or notifications under applicable Competition Laws in any jurisdiction, other than a Required Jurisdiction, unless Purchaser and Parent mutually agree that such filing and/or notification is necessary or advisable (and neither Purchaser nor Parent shall unreasonably refuse to agree). In the event that the parties receive any request for information or documentary material from any Governmental Entity, including a request for additional information or documentary materials pursuant to the HSR Act or any other applicable Competition Laws, the parties shall comply with such requests as promptly as reasonably possible and produce documents, responses to interrogatories, witnesses for deposition, or other information on a rolling basis, and counsel for both parties will closely cooperate during the entirety of any such investigatory or review process.

(d)    Purchaser and Parent shall, by any means other than termination of this Agreement, promptly resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale and the other transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or any other United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade (collectively, “Competition Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Sale or the other transactions contemplated by this Agreement as violative of the HSR Act or any other applicable Competition Laws, Purchaser and Parent shall jointly initiate and/or participate in any proceedings, whether judicial or administrative, to (i) initiate, oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Sale or the other transactions contemplated by this Agreement, in each case to the extent necessary so as to enable the Closing to occur as promptly as possible including by defending any such Action brought by any Governmental Entity to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale or the other transactions contemplated by this Agreement resulting from any such Action.

(e)    Notwithstanding any other provision of this Agreement, Purchaser shall take all actions necessary to avoid or eliminate each and every impediment under the HSR Act or any other applicable Competition Laws so as to enable the Closing to occur as promptly as possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Affiliates, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities or their respective Affiliates’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Affiliates, and Parent shall provide reasonable cooperation to Purchaser, consistent with the strategies determined under Section 5.3(b), to facilitate Purchaser taking such actions. In that regard Purchaser shall, and, if requested in writing by Purchaser, Parent shall (or, subject to Purchaser’s obligations under this Agreement, including this Section 5.3, if not so requested by Purchaser, Parent shall not), agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s or its Affiliates’ ability to retain, any of the businesses, product lines or assets of the Transferred Entities, Purchaser, or any of Purchaser’s Affiliates; provided, however, that the obligations of Parent and its Affiliates shall be subject to the limitations set forth in the first two sentences of the last paragraph of Section 5.17(d) (which shall apply mutatis mutandis) and provided, further, that Parent and its Affiliates shall not be required to agree to retain any or all of the Transferred Entities or of the Business after the Closing. Purchaser shall reimburse, indemnify and hold harmless Parent and its Affiliates and their respective representatives from and against any and all Losses (other than third party advisor costs and expenses (including attorney’s fees) and other than overhead, employee and other internal costs incurred by Parent and its Affiliates) suffered or incurred by them in connection with any actions taken at Purchaser’s request to facilitate or effectuate any divestiture, disposition or other remedy pursuant to this Section 5.3(e). All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.3(e) nor the impact thereof on the Business shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur. Notwithstanding anything herein to the contrary, Parent shall not be obligated to take or agree or commit to take any such action (A) that is not conditioned on the Closing or (B) that relates to or impacts the Retained Businesses.

(f)    Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3 or Section 5.5, other than the fees of and payments to Parent’s legal and professional advisors.

Section 5.4    Conduct of Business.

(a)    Each Seller covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise expressly set forth in this Agreement (including Section 5.6), (ii) to the extent relating to any Retained Businesses, (iii) as required by Law or Contract, (iv) as disclosed in Section 5.4 of the Parent Disclosure Schedule or (v) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), each of the Sellers shall cause the Transferred Entities to:

(A)    conduct the Business in the ordinary course of business consistent with past practice in all material respects;

(B)    use commercially reasonable efforts to preserve intact the business organizations and preserve the business relationships of the Business with significant customers, suppliers and others having significant business relationships with the Business;

(C)    not, except in the ordinary course of business, (1) grant, or agree to grant, any Person any Business Intellectual Property that is material to the Business or (2) dispose of or transfer, or permit to lapse, any Business Intellectual Property that is material to the Business;

(D)    not (1) amend or propose to amend the Organizational Documents in any manner adverse to Purchaser, (2) split, reverse split, combine, subdivide or reclassify the outstanding capital stock, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.9 or Section 5.10);

(E)    other than to a Transferred Entity or granting of Permitted Liens, not (1) issue, sell, pledge, encumber, transfer or dispose of, or agree to issue, sell, pledge, encumber, transfer or dispose of or (2) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, or grant, renew, extend or modify any rights with respect to, any shares of capital stock or other equity interests of any Transferred Entity any options, warrants or rights of any kind to acquire any shares of capital stock or other equity interests of any Transferred Entity or any debt or equity securities of any Transferred Entity that are convertible into or exercisable or exchangeable for such capital stock or other equity interests;

(F)    except for transactions in the ordinary course, not (1) incur in excess of $5,000,000 of Indebtedness for borrowed money outstanding at any time, (2) acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any assets, business or corporation, partnership or other business organization or division thereof in excess of $15,000,000 individually, or (3) sell, pledge, dispose of or encumber any material assets or businesses;

(G)    except (1) as required by any Seller Benefit Plan or Transferred Entity Benefit Plan, in accordance with its terms as of the date of this Agreement, or (2) for which the Parent Group shall be solely obligated to pay and which will not result in a Liability to Purchaser, its Affiliates or any Transferred Entity, not (I) increase the compensation or benefits, including severance or termination pay and equity or equity-based compensation, of any Business Employee or any other current or former service provider of the Business, other than increases in base salary in the ordinary course of business consistent with past practice; provided, that such increases may not exceed 3.9% in the aggregate of the gross annual base salaries of the Business Employees as of the date of this Agreement, (II) enter into, adopt, amend or terminate any Transferred Entity Benefit Plan other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (III) hire or engage any Person as an employee of the Business, other than the hiring of employees below the level of director in the ordinary course of business consistent with past practice, or (IV) transfer any Business Employee outside the Business or transfer any employees of the Parent Group into the Business such that they would become Business Employees other than (A) as a result of such Person applying, and being selected in a competitive process not targeted at Business Employees, for a position outside of the Business or (B) in accordance with the terms of Section 5.4(a)(G)(III);

(H)    not recognize or certify any new works council, labor union, labor organization or other employee representative body of the Transferred Companies as the bargaining representative for any Business Employees;

(I)    not make any change to its financial accounting principles or policies, except as required by a change in GAAP or in applicable Law;

(J)    except as set forth in the capital budget of the Transferred Entities made available to Purchaser at least two (2) Business Days prior to the date hereof, not commit or authorize any commitment to make or make any capital expenditures in excess of $10,000,000 in the aggregate for any 12-month period commencing on or after the date hereof;

(K)    not adopt a plan or agreement of complete or partial liquidation or dissolution, or dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof set forth on Section 5.4(a)(K) of the Parent Disclosure Schedule);

(L)    not (1) make, change or revoke any material Tax election, (2) change any annual Tax accounting period, (3) change any material method of accounting for Tax purposes, (4) settle any claim or assessment in respect of a material amount of Taxes, (5) file any Tax Returns relating to any Transferred Entity that have been prepared in a manner that is inconsistent with past practice, (6) file any amended material Tax Return, (7) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, (8) enter into any closing agreement with respect to any material Tax or (9) knowingly surrender any right to claim a material Tax refund; in each case, except for any action that would not reasonably be expected to result in a material increase in the Tax liability of Purchaser and its Subsidiaries (including the Transferred Entities) after the Closing;

(M)    not (1) materially amend, voluntarily terminate (other than in accordance with its terms), cancel or waive any material terms of any Business Material Contract or Business Real Property Lease or (2) enter into any Contract that if in effect on the date hereof would be a Business Material Contract, other than, in the case of each of clause (1) and clause (2), (x) in the ordinary course of business and (y) amendments which are more favorable to Transferred Entities;

(N)    not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against any Transferred Entity or with respect to the Business, other than settlements or compromises of any Action in the ordinary course of business consistent with past practice or where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $5,000,000 in the aggregate (excluding any amounts covered by insurance or amounts Parent or another member of the Parent Group agrees to pay) (it being agreed and understood that this Section 5.4(a)(N) shall not apply with respect to (x) Tax matters, which shall be governed by Section 5.4(a)(L) or (y) derivative, direct or other Actions brought by or on behalf of Parent stockholders);

(O)    not enter into any new lease or sublease in respect of real property with a term of more than two (2) years;

(P)    not amend, terminate or allow to lapse any Transferred Company Permit other than in the ordinary course of business consistent where such action would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole; or

(Q)    not agree or commit to do or take any action that would be prohibited by the foregoing Section 5.4(a)(A) through Section 5.4(a)(P).

(b)    Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise expressly set forth in this Agreement, (ii) as required by Law, (iii) as disclosed in Section 5.4 of the Purchaser Disclosure Schedule, or (iv) as otherwise consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Affiliates not to:

(A)    acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement; or

(B)    agree or commit to do or take any action described in this Section 5.4(b).

(c)    Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ (including the Transferred Entities’ prior to the Closing) businesses or operations.

Section 5.5    Third Party Consents; Shared Contracts.

(a)    The Sellers and Purchaser shall, and shall cause their respective applicable Affiliates to, use commercially reasonable efforts to obtain any consents, approvals or waivers from third parties under Business Material Contracts and Business Real Property Leases that are required in connection with the consummation of the transactions contemplated by this Agreement (the consents, approvals or waivers of third parties referred to in this Section 5.5, collectively, the “Third Party Consents”). Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Affiliates shall have any obligation to make any payments or other concession, or incur any other Liability, or commence or participate in any Action to obtain any Third Party Consents. To the extent any of the Third Party Consents have not been obtained as of the Closing, for twelve (12) months following the Closing, the Sellers and Purchaser shall use commercially reasonable efforts to cooperate in connection with Purchaser’s and the Transferred Entities’ efforts to obtain all Third Party Consents following the Closing Date.

(b)    Parent and Purchaser acknowledge that the Sellers and their Subsidiaries (including the Transferred Entities) are parties to certain Contracts (collectively, the “Shared Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses; provided, that in no event shall Shared Contracts include any Contracts for Overhead and Shared Services. The Sellers and Purchaser shall cooperate with each other and use their respective commercially reasonable efforts prior to the Closing (A) to cause the Shared Contract to be apportioned (including by obtaining the consent of such counterparty to enter into a new contract or amendment, or splitting or assigning in relevant part such Shared Contract), effective as of the Closing, between the Transferred Entities and the Parent Group, pursuant to which the Parent Group will assume all of the rights and obligations under such Shared Contract that relate to the Retained Businesses, on the one hand, and the Transferred Entities will assume all of the rights and obligations under such Shared Contract that relate to the Business, on the other hand; and (B) in the case of the Parent Group, to cause the applicable counterparty to release the Transferred Entities, as applicable, from the obligations of the Parent Group arising after the Closing Date under the portion of the Shared Contract apportioned to the Parent Group and, in the case of the Transferred Entities, to cause the applicable counterparty to release the Parent Group from the obligations of the Transferred Entities arising after the Closing Date under the portion of the Shared Contract apportioned to the Transferred Entities. From and after the Closing, (w) Purchaser shall reimburse, indemnify and hold harmless the Parent Group against all Losses arising from or relating to the portion of any Shared Contract apportioned to the Transferred Entities, (x) Parent shall reimburse, indemnify and hold harmless Purchaser and its Affiliates (including the Transferred Entities) against all Losses arising from or relating to the portion of any Shared Contract apportioned to the Parent Group, (y) Purchaser and the Transferred Entities shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect any member of the Parent Group without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (z) Parent and the other members of the Parent Group shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Purchaser or the Transferred Entities without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)    Purchaser and Parent (or their applicable Affiliates) shall use commercially reasonable efforts to, on or prior to the Closing and effective as of the Closing, enter into leases, subleases or other occupancy agreements governing each real property set forth on Section 5.5(c) of the Parent Disclosure Schedule, in each case on market terms reasonably acceptable to Purchaser and Parent.

(d)    Within three (3) months following the Closing Date, Parent and its Affiliates shall, and shall cause the Transferred Entities to, use commercially reasonable efforts to cause the third party service provider set forth on Section 5.5(d) of the Parent Disclosure Schedule to offer to provide the Transferred Entities intermediated payment services on substantially the same terms that are offered to Parent as of the date hereof. Purchaser shall consider such offer in good faith and use its reasonable best efforts to agree on the terms of such offer with such third party service provider.

Section 5.6    Pre-Closing Steps. The parties shall use reasonable best efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and to take, or cause to be taken, all further actions as are reasonably necessary or desirable to effect, the actions set forth on Section 5.6 of the Parent Disclosure Schedules prior to the Closing Date. The definitive documentation with respect to such actions shall be in form and substance reasonably acceptable to Purchaser.

Section 5.7    Public Announcements. No party to this Agreement nor any Affiliate or representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules or as Parent deems necessary or advisable to comply with its SEC filing requirements, in which case the party seeking to publish such press release or public announcement shall consult with and provide the other party a reasonable opportunity to comment on such press release or public announcement a reasonable amount of time in advance of such publication or (b) to the extent the contents of such release or announcement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 5.7. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form agreed to by Parent and Purchaser.

Section 5.8    Transfer of Patents. The Parent Group shall, at the expense of the Parent Group, cause the applicable member of the Parent Group to transfer to one of the Transferred Entities all right, title and interest in and to the Patents that are set forth on Section 3.16(a) of the Parent Disclosure Schedule (to the extent the owner of such Patents is not one of the Transferred Entities as of the date hereof), and shall file with the United States Patent and Trademark Office (and all other similar authorities) all documents necessary to reflect such Transferred Entity(ies) as the record owner of such Patents.

Section 5.9    Intercompany Accounts; Cash. Prior to the Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.9 of the Parent Disclosure Schedule, between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated without Liability to any Transferred Entity and (b) any and all cash or cash equivalents of the Transferred Entities may be extracted from the Transferred Entities by Parent and its Affiliates prior to the Effective Time (including through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations and the settling of intercompany loans accounts), in the case of each of clause (a) and (b), in such a manner as Parent shall determine in its sole discretion. Notwithstanding anything to the contrary contained herein, (x) intercompany accounts solely between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing and (y) trade accounts payable and receivable between any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, created in the ordinary course of business and to the extent included in Working Capital, shall not be required to have been eliminated at the Closing.

Section 5.10    Termination of Intercompany Arrangements.

(a)    Effective at the Closing, other than any intercompany accounts governed by Section 5.9, all Contracts or understandings, including all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any member of the Parent Group, on the one hand, and any Transferred Entity on the other hand), (ii) any Contracts or understandings to which any third party is a party (including the Shared Contracts), (iii) any Contracts or understandings to which any non-wholly owned Subsidiary of Parent or any non-wholly owned Subsidiary of any Transferred Entity, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned) and (iv) the other Contracts or understandings listed in Section 5.10 of the Parent Disclosure Schedule.

(b)    Purchaser acknowledges, on behalf of itself and its Affiliates, that (i) the Business as presently conducted receives or benefits from Overhead and Shared Services furnished by members of the Parent Group, including information technology services, and (ii) effective as of the Closing, the sole obligations of the members of the Parent Group with respect to the provision of any Overhead and Shared Services to the Business shall be as set forth in this Agreement and the Ancillary Agreements.

Section 5.11    Guarantees.

(a)    From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall indemnify, reimburse and hold harmless the members of the Parent Group against any Liabilities that the members of the Parent Group suffer, incur or are liable for by reason of or arising out of any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation to the extent relating to the Business or the Transferred Entities (collectively, the “Parent Guarantees”). Not in limitation of the foregoing, the members of the Parent Group may terminate any or all Parent Guarantees to the extent doing so would not increase any liabilities indemnified hereunder. With respect to any Parent Guarantee, Parent and each of its Affiliates is referred to as a “Guarantee Indemnified Party” for purposes of Section 5.11.

(b)    From and after the Closing, Parent shall indemnify, reimburse and hold harmless the Transferred Entities against any Liabilities that the Transferred Entities suffer, incur or are liable for arising out of any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation to the extent relating to the Retained Businesses (collectively, the “Transferred Entity Guarantees” and, together with the Parent Guarantees, the “Guarantees”). Not in limitation of the foregoing, upon and after the Closing, the Transferred Entities may terminate any or all Transferred Entity Guarantees to the extent doing so would not increase any liabilities indemnified hereunder. With respect to any Transferred Entity Guarantee, Transferred Entity and each of its Affiliates is referred to as an “Guarantee Indemnified Party” for purposes of Section 5.11.

(c)    Without limiting Section 5.11(a) or Section 5.11(b) in any respect, Purchaser (in the case of any Parent Guarantee) and Parent (in the case of any Transferred Entity Guarantee) shall use its reasonable best efforts, at its sole expense, to cause itself or its Affiliates to be substituted in all respects for the Guarantee Indemnified Party, and for the Guarantee Indemnified Party to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause the Guarantee Indemnified Party to be released in respect of), all obligations of the Guarantee Indemnified Party under each Parent Guarantee or Transferred Entity Guarantee, as applicable (including, in each case, by delivering at Closing (i) executed agreements to assume reimbursement obligations for such Guarantees, (ii) executed instruments of guaranty, letters of credit or other documents requested by any banks, customers or other counterparties with respect to such Guarantees, and (iii) any other documents reasonably requested by Parent (in the case of any Parent Guarantee) or Purchaser (in the case of any Transferred Entity Guarantee) in connection with such party’s obligations under this Section 5.11). In furtherance and not in limitation of the foregoing, at the request of a Guarantee Indemnified Party, Purchaser (in the case of the Parent Guarantees) and Parent (in the case of the Transferred Entity Guarantees) shall and shall cause its Affiliates to assign or cause to be assigned any Contract underlying such Guarantee to an Affiliate of Purchaser (in the case of the Parent Guarantees) or Parent (in the case of the Transferred Entity Guarantees) meeting the applicable net worth and other requirements in such Contract to give effect to the provisions of the preceding sentence. For any Guarantees for which Purchaser or any Transferred Entity (in the case of a Parent Guarantee) or Parent or any of its Affiliates (in the case of a Transferred Entity Guarantee), as applicable, is not substituted in all respects for the Guarantee Indemnified Party (or for which the Guarantee Indemnified Party is not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Guarantee Indemnified Party to be released in respect thereof), each of Purchaser (in the case of a Parent Guarantee) and Parent (in the case of a Transferred Entity Guarantee), shall continue to use its best efforts and shall cause its Affiliates to use their best efforts to effect such substitution or termination and release after the Closing.

Section 5.12    Insurance.

(a)    Subject to Section 5.12(b) and 5.12(c), from and after the Closing, the Transferred Entities shall cease to be insured by the Parent Group’s current and historical insurance policies or programs or by any of its current and historical self-insured policies or programs, and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies or programs or self-insured policies or programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets or any Liability of the Transferred Entities or arising from the operation of the Business, in each case including with respect to all known or incurred but not reported claims. The members of the Parent Group may amend any insurance policies in the manner they deem appropriate to give effect to this Section 5.12(a). From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Transferred Entities and the Business. Subject to Section 5.12(b) and 5.12(c), and, Purchaser further covenants and agrees that it will not, and will cause the Transferred Entities to not, seek to assert or exercise any rights or claims of any Transferred Entity or the Business under or in respect of any past or current insurance policy, program or self-insurance program of any member of the Parent Group under which any Transferred Entity or Affiliate thereof or the Business has been a named insured.

(b)    Parent will maintain each of the workers compensation insurance policies in the United States set forth on Section 5.12(b) of the Parent Disclosure Schedule (“Workers Compensation Policies”), or suitable replacements therefor, in full force and effect through the Closing. Notwithstanding anything in Section 5.12(a), with respect to claims relating to acts, omissions, events or circumstances relating to Business Employees that occurred or existed prior to the Closing that are covered by Workers Compensation Policies (“Pre-Closing WC Claims”), Parent hereby authorizes Purchaser to report Pre-Closing WC Claims directly to the provider of such Workers Compensation Policies and Parent shall use commercially reasonable efforts to assist Purchaser’s efforts to obtain the benefit of such insurance coverage; provided, that Purchaser shall keep Parent reasonably informed and shall exclusively bear and shall promptly repay or reimburse Parent and its Affiliates for all reasonable out-of-pocket costs incurred by Parent and its Affiliates associated with Purchaser-requested claims, including any expenses, costs of filing a claim, arbitration costs, deductibles resulting from or allocable to any claims under the Workers Compensation Policies, but excluding premium increases resulting from or allocable to any claims under the Workers Compensation Policies (and Parent and its Affiliates shall have no obligation to incur any such unreimbursed costs); provided, further that Purchaser shall be liable for and indemnify Parent and its Affiliates against all uninsured, uncovered, unavailable or uncollectible amounts of such claims.

(c)    Notwithstanding anything in Section 5.12(a), with respect to claims arising out of any actual or alleged occurrences, incidents or damages occurring prior to the Closing (“Pre-Closing Occurrence Policy Claims”) that are or may be covered by any current or historical occurrence-based commercial general liability or auto liability insurance policy in the United States (for the avoidance of doubt, excluding any self-insurance policy or program) maintained by any member of the Parent Group for the benefit of the Transferred Entities (each, an “Occurrence Policy”), the Parent Group hereby authorizes the Transferred Entities to report Pre-Closing Occurrence Policy Claims directly to the provider of such Occurrence Policy and the Parent Group shall use commercially reasonable efforts to assist the Transferred Entities’ efforts to obtain the benefit of such insurance coverage; provided, that the Transferred Entities shall keep the Parent Group reasonably informed and shall exclusively bear and shall promptly repay or reimburse the Parent Group for all reasonable out-of-pocket costs incurred by any member of the Parent Group associated with any Pre-Closing Occurrence Policy Claim made by any of the Transferred Entities, including any expenses, costs of filing a claim, arbitration costs, deductibles resulting from or allocable to any Pre-Closing Occurrence Policy Claim made by any of the Transferred Entities, but excluding premium increases resulting from or allocable to any Pre-Closing Occurrence Policy Claim made by any of the Transferred Entities. Notwithstanding anything to the contrary, in the event that the Parent Group and any of the Transferred Entities have competing claims under an Occurrence Policy and there are insufficient coverage limits remaining under that Occurrence Policy, then Parent Group shall have first right of access to the remaining insurance limits.

(d)    This Agreement shall not be considered an attempted assignment of any policy of insurance or as a Contract of insurance and shall not be construed to waive any right or remedy of Parent or any of its Affiliates in respect of any insurance policy or any other Contract or policy of insurance.

Section 5.13    Litigation Support. In the event and for so long as (a) Parent or any of its Affiliates is defending any Action, investigation, charge or demand by a third party (other than an action brought against or by Purchaser or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, or (b) Purchaser or any Transferred Entity is defending any Action, investigation, charge or demand by a third party (other than an action brought against or by Parent or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Retained Business, the other party shall, and shall cause its other Affiliates (including, in the case of Purchaser, the Transferred Entities) and its and their officers and employees, and shall use its reasonable best efforts to cause its and their other representatives, to, cooperate with the defending party and its Affiliates and its and their counsel in such defense (to the extent reasonably necessary for such defense), including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such defense, at the sole cost and expense of the defending party.

Section 5.14    Misdirected Payments; Wrong Pockets.

(a)    Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Business are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall transfer, or cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Parent.

(b)    (i) If at any time within forty-eight (48) months after the Closing either party discovers that any assets and liabilities exclusively related to the Business are held by Parent or any of its Affiliates, Parent will use reasonable best efforts to promptly procure the transfer of such assets and liabilities to Purchaser or an Affiliate of Purchaser nominated by Purchaser for no additional consideration or (ii) if at any time within forty-eight (48) months after the Closing, either party discovers that assets and liabilities exclusively related to the Retained Business are held by Purchaser or any of its Affiliates, Purchaser will use reasonable best efforts to promptly procure the transfer of such assets and liabilities to Parent or an Affiliate of Parent nominated by Parent for no additional consideration.

Section 5.15    Use of Marks.

(a)    Except as expressly provided in this Section 5.15, neither Purchaser nor any of its Affiliates shall use, or have or acquire the right to use, any other rights in the Parent Names. Within twenty (20) Business Days of Closing, Purchaser shall use reasonable best efforts to cause each of the Transferred Entities having a name, trademark, service mark or logo that includes the Parent Names (“Corporate Names”) to change its name to a name that does not include any Parent Name, including making any legal filings necessary to effect such change.

(b)    Except as provided in Section 5.15(a) with respect to the change of Corporate Names, the Transferred Entities may continue temporarily to use the Parent Names following the Closing, to the extent and in the same manner as used immediately prior to Closing, so long as Purchaser shall, and shall cause its Affiliates, to (i) immediately after the Closing, cease to hold itself out as having any affiliation with Parent or any of its Affiliates and (ii) use reasonable best efforts to minimize and eliminate use of the Parent Names by the Transferred Entities; provided, that as soon as practicable after the Closing Date (and in any event within one-hundred and twenty (120) days thereafter) Purchaser shall and shall cause each of the Transferred Entities to, other than as set forth in Section 5.15(c), (x) cease and discontinue use of all Parent Names and (y) complete the removal of the Parent Names from all products, services, platforms, websites, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets.

(c)    Notwithstanding anything to the contrary herein, the Transferred Entities shall not be in breach of this Section 5.15, even after the one-hundred twenty (120) day period provided in Section 5.15(b) by reason of any use by Purchaser, its Affiliates or the Transferred Entities of the Parent Names that constitutes a “fair use” under applicable Law.

Section 5.16    Employee Non-Solicitation; Non-Compete.

(a)    To the extent permitted by applicable Law, as of the date hereof and continuing for a period of eighteen (18) months following the Closing Date, the Sellers shall not, and shall procure that their respective Subsidiaries shall not, directly or indirectly solicit for employment or employ or hire (whether as an employee, consultant or otherwise) any (i) senior director-level employee or higher of the Business as of the Closing Date or (ii) employee of the Business engaged in any of the following areas of the Business as of the Closing Date: Product & Technology (including IT and Infrastructure), Marketing, Sales or Communication; provided, that this Section 5.16(a) shall not restrict any (A) general or public solicitations not specifically targeted at employees of the Business (including searches by any bona fide search firm that is not directed to solicit such employees), (B) solicitations, hiring or other actions with respect to any such Person (x) whose employment is terminated by Purchaser or any of its Affiliates more than six (6) months prior to the commencement of employment discussions between such Person and Parent or its Subsidiaries, (C) solicitations with respect to any such Person (x) who responds to general or public solicitation not specifically targeted at employees of the Business (including searches by any bona fide search firm that is not directed to solicit such employees), or (y) who initiates discussions regarding such employment without any solicitation by such party in violation of this Section 5.16(a), (D) any action permitted by Section 5.4(a)(G)(IV)(A) prior to the Closing; or (E) solicitations of any employees described in Section 5.16(a)(ii) by an employee of Sellers or any Subsidiary thereof who is not a recruiter or the leader of any of the product areas listed in such section.

(b)    For a period of eighteen (18) months following the Closing Date, Purchaser shall not, and shall procure that its Affiliates (including the Transferred Entities) shall not, directly or indirectly solicit for employment or employ or hire (whether as an employee, consultant or otherwise), any (i) senior director-level employee or higher of Parent or its Subsidiaries or (ii) employee of Parent or its Subsidiaries engaged in any of the following areas of the Business as of the Closing Date: Product & Technology (including IT and Infrastructure), Marketing, Sales or Communication; provided, that this Section 5.16(b) shall not restrict any (A) general or public solicitations not specifically targeted at employees of Parent and its Subsidiaries (including searches by any bona fide search firm that is not directed to solicit such employees), (B) solicitations, hiring or other actions with respect to any such Person whose employment is terminated by Parent or any of its Subsidiaries more than six (6) months prior to the commencement of employment discussions between such Person and Purchaser or its Subsidiaries, (C) solicitations with respect to any such Person (x) who responds to general or public solicitation not specifically targeted at employees of Parent and its Subsidiaries (including searches by any bona fide search firm that is not directed to solicit such employees), or (y) who initiates discussions regarding such employment without any solicitation by such party in violation of this Section 5.16(b), or (D) solicitations of any employees described in Section 5.16(b)(ii) by an employee of Purchaser or any Affiliate thereof who is not a recruiter or the leader of any of the product areas listed in such section. Notwithstanding the foregoing, this Section 5.16(b) shall not restrict or restrain Purchaser or its Affiliates to the extent that such restriction or restraint would be invalid and unenforceable or would constitute a breach or violation of applicable Law or any settlement agreement with any Governmental Entity.

(c)    For a period of three (3) years following the Closing Date, without the prior written consent of Purchaser, Parent and its Subsidiaries shall not engage, or agree to engage, in any Business Territory, in the business or operation of an online ticket exchange for buyers and sellers of tickets for sports, concerts, theater and other live entertainment events (a “Competing Business”); provided, that nothing in this Agreement shall restrict Parent or its Subsidiaries at any time from:

(i)    owning or acquiring ten percent (10%) or less of the outstanding securities of any Person, owning or acquiring securities held as investments of any pension fund or employee benefit plan of Parent, or investing in any fund in which the Sellers and their respective Subsidiaries have no discretion with respect to the investment strategy of such fund (a “De Minimis Investment”);

(ii)    acquiring and, after such acquisition, owning an interest in any Person or business that is engaged in a Competing Business, other than a De Minimis Investment, and operating such Competing Business, if such Competing Business generated less than twenty five percent (25%) of such Person’s consolidated annual revenues in the last completed fiscal year;

(iii)    entering into or participating in a joint venture, partnership or other strategic business relationship with any Person engaged in a Competing Business, if such joint venture, partnership or other strategic business relationship does not directly or indirectly engage in the Competing Business;

(iv)    taking any actions required in order to comply with its obligations under this Agreement or any of the Ancillary Agreements; or

(v)    owning, operating or engaging in any Retained Businesses in a manner consistent in all material respects with current practice (including the Marketplace or Classified platforms of Parent, and facilitating any transactions between buyers and sellers of tickets on such platforms).

The parties understand and acknowledge that de minimis and inadvertent violations of this Section 5.16(c) by Parent and its Subsidiaries shall not be deemed a breach of this Section 5.16(c). The Sellers acknowledge that the agreements in this Section 5.16(c) impose a reasonable restraint in light of the activities and business of the Sellers and their Affiliates on the date of this Agreement and the current business of Purchaser, Seller and their respective Affiliates.

(d)    Notwithstanding the foregoing, this Section 5.16 shall not restrain or prohibit (i) any Person or any of such Person’s Affiliates (which may include Parent or any of its Subsidiaries following an Acquisition Transaction) that was previously unaffiliated with Parent and acquires (whether by way of asset acquisition, stock purchase, merger, business combination or otherwise) Parent or any of its Subsidiaries or any of their assets or businesses (an “Acquisition Transaction”) or (ii) any activities, actions or conduct of any Person or any of such Person’s Affiliates that is not directly or indirectly controlled by Parent, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its direct or indirect Subsidiaries controls.

Section 5.17    Financing.

(a)    Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters as promptly as possible but in any event on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) on terms and conditions no less favorable to Purchaser than those contained (provided that the terms and conditions of such agreements, to the extent different from those of the Commitment Letters, do not have any of the effects described in Section 5.17(b)(A)(1)-(4) below) in the Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying on a timely basis all conditions in the Commitment Letters and, if applicable, the Definitive Agreements and complying with its obligations thereunder. Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letters and Definitive Agreements in a timely and diligent manner. Additionally, Purchaser shall use its reasonable best efforts to consummate, and in the case of the Debt Financing, obtain in escrow, as applicable, the proceeds of, the Financing (or, in the case of the bridge facilities contemplated by the Commitment Letter, high yield financing or other financing incurred in lieu thereof) as promptly as possible after the date on which it receives the Required Information (assuming for such purposes the last day of the Marketing Period will be completed on or prior to February 10, 2020), subject to the first proviso of the definition of Marketing Period; provided, Purchaser shall have no obligation to fund the bank debt portion of the Debt Financing into escrow so long as Purchaser has delivered executed Definitive Agreements related thereto and the funding thereof is subject only to the conditions set forth in the Debt Commitment Letter, other than the delivery of definitive documentation.

(b)    Purchaser shall not without the prior written consent of Parent: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (2) reduces the aggregate principal amount of the Financing, (3) adversely affects the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (4) could otherwise reasonably be expected to prevent or impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement; or (B) terminate the Commitment Letters or any Definitive Agreement. Purchaser shall promptly deliver to Parent copies of any such amendment, modification, waiver or replacement.

(c)    In the event that any portion of the Debt Financing or Preferred Equity Financing becomes unavailable, other than as a result of Parent’s failure to satisfy the conditions set forth in Article VIII Purchaser will (A) use reasonable best efforts to obtain alternative financing (in an amount sufficient such that Purchaser will have sufficient cash to consummate the transactions contemplated by this Agreement) from the same or other sources and which do not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Financing and (B) promptly notify Parent of such unavailability and the reason therefor. In the event that (1) any portion of the Debt Financing structured as permanent financing is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (y) those conditions the failure of which to be satisfied is attributable to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) and the Marketing Period has been completed and (3) the bridge facilities contemplated by the Commitment Letters (or alternative bridge facilities obtained in accordance with this Section 5.17) are available on the terms and conditions described in the Commitment Letter, then, unless the proceeds of such permanent financing have been deposited into escrow subject to the satisfaction (or waiver) of conditions precedent which shall not be more restrictive in any respect than the conditions applicable to the funding of the Financing under the Commitment Letter, Purchaser shall cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the permanent financing. For the purposes of this Agreement, the term “Commitment Letters” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question). Purchaser shall provide Parent with prompt written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Lender, Preferred Equity Investor, Equity Investor or other financing source with respect to any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Purchaser shall keep Parent reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Purchaser with this Section 5.17 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(d)    Prior to the Closing, Parent shall use its reasonable best efforts, and shall cause its Subsidiaries to use reasonable best efforts, and shall use reasonable best efforts to cause their respective personnel and representatives (including legal and accounting representatives) to use their reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Purchaser in writing, in connection with the arrangement of the Debt Financing or any high yield bonds being issued in lieu of all or a portion of the Debt Financing (a “high yield financing”) or the Preferred Equity Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates), including using reasonable best efforts to:

(i)    participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice;

(ii)    facilitate the pledging of collateral of the Transferred Entities, effective no earlier than the Closing;

(iii)    furnish to Purchaser the Required Information, any other financial statements of the Business required to be delivered pursuant to paragraph 4 of Exhibit D of the Debt Commitment Letter, and such other financial information regarding the Business as is reasonably requested by Purchaser in connection with the Financing;

(iv)    provide reasonable and customary assistance to Purchaser, the Lenders and the Preferred Equity Investors in the preparation of customary offering documents, lender presentations, high yield roadshow presentations, bridge teasers, private placement memoranda, syndication memoranda, ratings agency presentations and other marketing material for the Debt Financing or any high yield offering;

(v)    cause the accountants to furnish consent to use of their unqualified audit reports in any materials related to the Debt Financing, the Preferred Equity Financing or any high yield offering;

(vi)    provide customary documents reasonably requested by Purchaser or the Financing Parties relating to the repayment of the existing Indebtedness of the Business (if any) and the release of related Liens (if any), including customary payoff letters at least two (2) Business Days prior to the Closing Date;

(vii)    provide all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to any of the Transferred Companies, in each case as reasonably requested by Purchaser at least ten (10) Business Days prior to the Closing Date;

(viii)    provide customary authorization letters authorizing the distribution of information to prospective lenders in connection with a syndicated bank financing (including customary material non-public information representations);

(ix)    cause PricewaterhouseCoopers LLP to deliver customary “comfort letters”;

(x)    provide reasonable and customary assistance to produce the pro forma financial information identified in paragraph 5 of Exhibit D to the Debt Commitment Letter and in paragraph 5 of Exhibit C to the Preferred Equity Commitment Letter;

(xi)    cooperate with Purchaser to obtain reasonable and customary corporate and facilities credit ratings;

(xii)    cooperate with the Lenders’ and the Preferred Equity Investors’ due diligence, to the extent customary and reasonable;

(xiii)    assist in the preparation of, and executing and delivering at Closing, Definitive Agreements and any indentures, notes and purchase agreements relating to any high yield financing, including guarantee and collateral documents and customary closing certificates as may be required by the Debt Commitment Letter or the Preferred Equity Commitment Letter or relating to any high yield financing; and

(xiv)    cooperate with Purchaser’s legal counsel in connection with any legal opinion that such legal counsel may be required to deliver in connection with the Debt Financing, the Preferred Equity Financing or any high yield financing, including using reasonable best efforts to furnish documents required to satisfy any customary negative assurance opinion.

The foregoing notwithstanding, none of Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.17 that would: (A) require Parent, the Transferred Entities or any of Parent’s or Transferred Entities’ respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or the Preferred Equity Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, (B) cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates, (C) require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or the Preferred Equity Financing prior to the Closing or have any obligation of Parent or any of its Affiliates under any agreement, certificate, document or instrument be effective until the

Closing, (D) cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability, (E) conflict with the organizational documents of Parent or any of its Affiliates or any Laws, (F) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party, (G) provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege of Parent or any of its Affiliates, (H) require the delivery of any opinion of counsel, or (I) take any action described or provide any information described in the proviso of the definition of “Required Information” or in the last sentence of such definition. Nothing contained in this Section 5.17 or otherwise shall require Parent or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or the Preferred Equity Financing. Purchaser shall, promptly upon request by Parent, reimburse Parent or any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless Parent and its Affiliates and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing or Preferred Equity Financing, any action taken by them at the request of Purchaser or its representatives pursuant to this Section 5.17 and any information used in connection therewith, except to the extent that any of the foregoing are determined in a final and non-appealable judgment by a court of competent jurisdiction to arise from the bad faith or willful misconduct of Parent or any of its Affiliates, directors, officers, employees or representatives, as applicable.

(e)    The parties hereto acknowledge and agree that the provisions contained in this Section 5.17 represent the sole obligation of Parent and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Ancillary Agreements shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

(f)    All non-public or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its representatives pursuant to this Section 5.17 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements reasonably satisfactory to Parent. Parent hereby consents to the use of the Transferred Entities’ logos in connection with the Financing.

Section 5.18    R&W Insurance Policy. Purchaser will use its reasonable best efforts to obtain a conditional binder to a representation and warranty and pre-closing tax indemnity insurance policy (the “R&W Insurance Policy”) as promptly as possible after the date hereof. Purchaser shall use reasonable best efforts to take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that the Closing has occurred) to the R&W Insurance Policy within the times set forth therein to maintain the R&W Insurance Policy in full force and effect. Following the final issuance of the R&W Insurance

Policy, Purchaser agrees to use reasonable best efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein. Upon its final issuance, Purchaser shall deliver the R&W Insurance Policy to Parent. The parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Parent entering into the transactions contemplated by this Agreement, and Parent is relying on Purchaser’s covenants and obligations set forth in this Section 5.18. The R&W Insurance Policy shall include a provision whereby the insurer expressly waives, and irrevocably agrees, except in the case of Actual Fraud, not to pursue, directly or indirectly, any subrogation rights against Parent or any of its Affiliates, or any former shareholders, managers, members, directors, officers, employees, agents or representatives of any of the foregoing with respect to any claim made by any insured thereunder and such Persons shall be express third party beneficiaries of such provision. In addition, the R&W Insurance Policy may not be amended or waived by Purchaser in any manner that is adverse to Parent or any of its Affiliates without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and the subrogation provisions therein may not be amended or waived in any manner that is adverse to Parent or any of its Affiliates without Parent’s prior written consent. In the event that Purchaser or any of its Affiliates otherwise amends, waives, modifies or cancels the terms of the R&W Insurance Policy, in no event shall Parent be liable under Article X for any liabilities or obligations in excess of such liabilities or obligations as they would have under Article X if the R&W Insurance Policy had not been so amended, waived, modified or cancelled.

Section 5.19    D&O Indemnification and Insurance.

(a)    For not less than six (6) years from and after the Closing Date, Purchaser and the Transferred Companies shall, and shall cause the Transferred Entities to, indemnify and hold harmless all current or former officers and directors of the Transferred Entities (or their respective predecessors) (collectively, the “D&O Indemnitees”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened Action to each D&O Indemnitee to the extent permitted by applicable Law; provided that such D&O Indemnitee agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such D&O Indemnitee is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action in respect of acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, in connection with such Persons serving as an officer or director of any Transferred Entity or of any Person if such service was at the request or for the benefit of any of the Transferred Entities, to the extent permitted by Law. Notwithstanding anything herein to the contrary, if any D&O Indemnitee notifies Purchaser on or prior to the sixth (6th) anniversary of the Closing Date of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.19(a), the provisions of this Section 5.19(a) shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)    From and after the Closing, Purchaser and the Transferred Companies shall and shall cause the Transferred Entities to take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any D&O Indemnitees, as provided in (i) the Organizational Documents of the Transferred Entities in

effect on the date of this Agreement or (ii) any agreement providing for indemnification by any Transferred Entity of any of the D&O Indemnitees in effect on the date of this Agreement and set forth on Section 5.19 of the Parent Disclosure Schedule shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Transferred Entities.

(c)    Prior to the Closing Date, the Transferred Companies (or a Seller on behalf of the Transferred Companies) shall obtain, and Purchaser shall fully pay (or reimburse the Transferred Companies or such Seller for) the premium for, “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Transferred Entities’ existing managers, directors’ and officers’ insurance policies, and (ii) the Transferred Entities’ existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Closing Date from an insurance carrier with the same or better credit rating as the Transferred Entities’ insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Transferred Entities’ existing policies with respect to any matter claimed against a director, manager or officer of any Transferred Entity by reason of him or her serving in such capacity that existed or occurred on or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Transferred Companies (or such Seller) not commit or spend on such “tail” insurance policy more than 300% of the last aggregate annual premium allocated to the Transferred Companies (or such Seller) prior to the date hereof for such existing policies (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Transferred Companies (or such Seller) shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount.

(d)    In the event that any Transferred Entity, Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Transferred Entity or Purchaser, as the case may be, shall succeed to or assume the obligations set forth in this Section 5.19.

(e)    The obligations of Purchaser and the Transferred Companies under this Section 5.19 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.19 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.19 applies shall be third-party beneficiaries of this Section 5.19).

Section 5.20    Resignations. Each Seller shall use its reasonable best efforts to deliver any resignations or removals, effective as of the Closing (other than with respect to any Deferred Transferred Companies or any Subsidiary thereof, which shall be effective as of the applicable Deferred Closing), of the directors, managers and officers of the Transferred Entities that are requested by Purchaser no less than fifteen (15) Business Days prior to the Closing Date (or Deferred Closing Date, as applicable).

Section 5.21    Delivery of Audited Financial Statements. Parent shall deliver to Purchaser (a) the audited statement of operations of the Business for the year ended December 31, 2019 and the audited balance sheet of the Business as of December 31, 2019, in each case within one hundred twenty (120) days following December 31, 2019, and the unqualified audit report of PricewaterhouseCoopers LLP related thereto, and (b) Parent shall deliver to Purchaser the unaudited statement of operations of the Business for each fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) ended prior to the Closing Date, and for the comparable period of the prior fiscal year, in each case within sixty (60) days following the end of such quarter, in the case of each of clauses (x) and (y), prepared in accordance with GAAP and in compliance with Regulation S-X (subject to the limitations set forth in the last paragraph of the definition of “Required Information”) (the financial statements delivered pursuant to clauses (a) and (b), the “2019-2020 Financial Statements”); provided that any failure to deliver such financial statements prior thereto shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII has been satisfied.

Section 5.22    No Solicitation of Other Bids. Immediately following the execution of this Agreement, the Sellers will cease, terminate and cause to be terminated, and will cause all of their respective representatives to immediately cease, terminate and cause to be terminated, all discussions or negotiations with any Person, other than Purchaser and its Affiliates, with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. Promptly following the date of this Agreement, Parent will use commercially reasonable efforts to exercise its rights under applicable confidentiality agreements entered into with potential purchasers of the Transferred Entities to demand the return or destruction of any confidential information of the Transferred Companies that was furnished to such Person in connection with any Acquisition Proposal.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

Section 6.1    Transfer of Business Employees.

(a)    No later than thirty (30) days prior to the Closing Date, Parent shall provide Purchaser with an update version of the list of Business Employees delivered on the date hereof to reflect new hires, terminations or other personnel changes occurring between the date that is two (2) Business Days prior to the date hereof and the date that such list is delivered, and for each individual indicating the transfer mechanism (e.g., transfer automatically with a Transferred Entity, ARD, offer, LTD).

(b)    Transfer of Business Employees Generally. On or prior to the Closing, Parent shall (i) transfer the employment of each Business Employee (including each U.S. Business Employee but excluding any ARD Employee or any Offer Employee) who is then employed by Parent or any of its Affiliates (other than a Transferred Entity) to a Transferred Entity and (ii) transfer the employment of each Excluded Parent Employee to Parent or one of its Affiliates (other than a Transferred Entity).

(c)    ARD Employees. With respect to each Business Employee who is employed by Parent or one of its Affiliates (other than a Transferred Entity) in a jurisdiction in which the ARD is applicable and for whom Parent and Purchaser determine in good faith that the transactions contemplated by this Agreement constitute a relevant transfer for purposes of the ARD (an “ARD Employee”), Parent and Purchaser accept and agree to apply the ARD in all of its provisions, and accept and agree that the terms and conditions of employment of each such ARD Employee will transfer effective as of the Closing as if such terms and conditions were originally made or agreed between Purchaser and the applicable ARD Employee. Parent and Purchaser shall inform and consult in good faith with any appropriate representatives of the ARD Employees to the extent required by applicable Law.

(d)    Offer Employees. With respect to each Business Employee who is employed by Parent or one of its Affiliates (other than a Transferred Entity) and who does not become a Transferred Business Employee pursuant to Section 6.1(b) or Section 6.1(c) (an “Offer Employee”), no later than twenty (20) days prior to the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, make a written offer of employment, effective as of the Closing Date, on terms and conditions consistent with the requirements of this Article VI and applicable Law, to each Offer Employee. Each such offer shall be subject to the prior review and comment of Parent and Purchaser shall consider Parent’s comments in good faith.

(e)    Long-Term Disability Business Employee. Notwithstanding anything to the contrary in this Section 6.1, if any Business Employee (other than an ARD Employee) who is receiving long-term disability benefits as of the Closing Date pursuant to a Seller Benefit Plan principally covering employees employed in the United States is, within twelve (12) months following the Closing Date, able to return to work (such employee, an “LTD Employee”), Purchaser shall offer employment to such LTD Employee on terms consistent with those applicable to Business Employees generally under this Article VI. With respect to each such LTD Employee who commences employment with Purchaser, references to “Closing” and “Closing Date” in this Article VI shall be deemed to refer to the date that such Business Employee commences employment with Purchaser; provided that the foregoing shall not apply for purposes of Section 6.2.

(f)    Employee Transition Services Agreement. Parent and Purchaser shall cooperate between the date hereof and the Closing Date to take the actions set forth on Section 6.1(f) of the Parent Disclosure Schedule.

(g)    Definitions. Each Business Employee and LTD Employee whose employment transfers to or commences with Purchaser pursuant to this Section 6.1, shall be referred to herein as a “Transferred Business Employee.”

Section 6.2    Terms and Conditions of Employment. For a period of one (1) year following the Closing, or such longer period as required by applicable Law, Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Business Employee during his or her employment with Purchaser and its Affiliates (and, with respect to any compensation or benefits that apply following a termination of employment, the applicable period thereafter) (i) a base salary or wage rate and short-term and long-term cash incentive compensation opportunities that are no less favorable in the aggregate than those provided prior to the Closing (provided that in no event may such base salary or wage rate be less than that provided to such Transferred Business Employee immediately prior to the Closing), (ii) (A) during the applicable service period set forth in the Transition Services Agreement, employee benefits that are no less favorable in the aggregate than those provided to such Transferred Business Employee immediately prior to the Closing and (B) thereafter, employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Purchaser and its Affiliates, and (iii) severance benefits that are no less favorable than those provided to each such Transferred Business Employee immediately prior to Closing under the applicable Seller Benefit Plan listed in Section 6.2 of the Parent Disclosure Schedule. Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of Article VI, comply with any additional obligations or standards arising under applicable (x) Laws (y) Labor Agreements or (z) Transferred Entity Benefit Plans in accordance with the terms of such plans, in each case, governing the terms and conditions of employment or termination of employment of the Transferred Business Employees.

Section 6.3    Service Credit. As of and after the Closing, Purchaser shall, or shall cause its applicable Affiliate (including any Transferred Entity) to, give each Transferred Business Employee full credit for all purposes under (i) any Transferred Entity Benefit Plans and (ii) each other employee benefit plan, policy or arrangement of Parent and its applicable Affiliates (other than any Transferred Entity Benefit Plan) (each, a “New Plan”), in either case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates (including the Transferred Entities), for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing or, for purposes of any Transferred Entity Benefit Plan, in accordance with the terms of such plan; provided, that such credit shall not be given (x) to the extent that it would result in a duplication of benefits for the same period of service (y) for purposes of any defined benefit pension accrual under any New Plan and (z) for purposes of any subsidy provided for any post-employment welfare benefits under any New Plan.

Section 6.4    Health Coverages. Purchaser shall, effective as of the end of the applicable service period under the Transition Services Agreement, cause each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that comply with the provisions of Section 6.2 (the “Purchaser Health Plans”). Purchaser shall, or shall cause its applicable Affiliates to, cause the Purchaser Health Plans to (a) not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan, and (b) to the extent that such plans are Purchaser group health plans in which such Transferred Business Employee becomes eligible to participate for the first time following the Closing, provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser Health Plans.

Section 6.5    Welfare Plans. Effective as of the Closing, Purchaser or one of its Affiliates shall be responsible for all Liabilities relating to welfare benefit claims of Transferred Business Employees and Former Business Employees under the Benefit Plans, whether arising before, on or after the Closing. Any Former Business Employee who has experienced a qualifying event under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code (“COBRA”) and his or her dependents who are receiving benefits pursuant to COBRA under a Seller Benefit Plan as of the Closing shall be permitted to continue receiving benefits pursuant to COBRA under such Seller Benefit Plan following the Closing.

Section 6.6    Severance and Other Termination Liabilities. In the event the transactions contemplated by this Agreement, or any action taken to effectuate the transactions contemplated by this Agreement, result in a Business Employee being deemed to have incurred a termination of employment despite such Business Employee’s continued employment with Purchaser or its Affiliate (including a Transferred Entity) at or after the Closing, which results in any obligation, contingent or otherwise, of Purchaser or its Affiliates to pay any severance or other compensation or benefits to any Business Employee, or any additional Liability incurred by Purchaser or its Affiliates in connection therewith, Parent shall, and shall cause its Affiliates to, reimburse and otherwise hold harmless Purchaser and its Affiliates for all such severance and other compensation benefits and additional Liabilities.

Section 6.7    Accrued Vacation, Sick Leave and Personal Time. Except to the extent prohibited by applicable Law or Labor Agreement, Purchaser will recognize and credit accrued but unused vacation, sick leave and personal time for all Transferred Business Employees prior to the Closing. Where required by applicable Law or Labor Agreement, no later than thirty (30) days following the Closing Date (or such earlier time as required by applicable Law), Parent shall, or shall cause its Affiliates to, pay out all accrued but unused vacation, sick leave and personal time to each Transferred Business Employee entitled to such benefits, and Purchaser shall reimburse Parent or its Affiliates for the amount of any such payments (including the employer portion of any Taxes payable in connection therewith), unless such reimbursement is prohibited by applicable Law or Labor Agreement.

Section 6.8    Cash Incentive Compensation.

(a)    At or promptly following the Closing, Parent shall cause to be paid, to each Transferred Business Employee who is eligible to participate in any Benefit Plan providing annual or commission-based cash incentive compensation payments (any such Benefit Plan, a “Cash Bonus Plan” and any such payment, a “Cash-Based Incentive”), a Cash-Based Incentive under the applicable Cash Bonus Plan for the performance period in which the Closing occurs, based on actual performance under the applicable Cash Bonus Plan through the latest practicable date prior to the Closing Date, as determined by Parent, and prorated for the portion of the performance period elapsed under the applicable Cash Bonus Plan from the beginning of such performance period through the Closing Date. Purchaser shall cooperate with Parent and its Affiliates to facilitate payment of such prorated Cash-Based Incentives to Transferred Business Employees, including, if requested by Parent, by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to reimbursement by

Parent within thirty (30) days following the applicable payment. Purchaser shall assume and bear all Liability for all (i) Cash-Based Incentives payable to Transferred Business Employees in respect of the portion of the applicable performance period under a Cash Bonus Plan that occurs after the Closing and (ii) all quarterly cash incentive compensation payments payable to Transferred Business Employees under any Transferred Entity Benefit Plan in respect of the quarter in which the Closing occurs.

(b)    Purchaser shall assume, effective as of the Closing, each Benefit Plan providing commission incentives or other sales incentive compensation and customer service-based incentives to any Transferred Business Employee and each such Benefit Plan shall be considered a Transferred Entity Benefit Plan.

Section 6.9    Retention Agreements. Parent shall retain the Liability for all payments (the “Retained Payments”) under or in relation to the retention agreements with Business Employees listed in Section 6.9 of the Parent Disclosure Schedule (the “Retention Agreements”). Purchaser shall (a) within ten (10) Business Days after the termination of employment with Purchaser or its applicable Affiliate of a Transferred Business Employee who is party to a Retention Agreement prior to the end date indicated with respect to such Retention Agreement in Section 6.9 of the Parent Disclosure Schedule, provide Parent with notice of the occurrence of such termination of employment and a description of the circumstances under which such termination occurred, and (b) cooperate with Parent and its Affiliates to facilitate payment of the Retained Payments to Transferred Business Employees, including, if requested by Parent no later than fifteen (15) Business Days following notification to Parent of the termination of employment of such Transferred Business Employee or end date with respect to such Retention Agreement, as applicable, by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to reimbursement (including with respect to the employer portion of any Taxes payable in connection therewith) by Parent within thirty (30) days following the applicable payment; provided, that the amount that Parent is otherwise required to reimburse to Purchaser pursuant to Section 6.9(b) shall be decreased by the amount of any Tax benefit to Purchaser or any of its Affiliates (as determined in good faith by Purchaser) arising from the deductibility of any Retained Payments paid (or treated as paid) by Purchaser pursuant to Section 6.9(b).

Section 6.10    Deferred Compensation. Purchaser shall (a) notify Parent of the occurrence of the “separation from service” under Section 409A of the Code of any Transferred Business Employee who participates in the Parent Deferred Compensation Plan, as promptly as practicable but in no event later than ten (10) Business Days thereafter, and (b) cooperate with Parent and its Affiliates to facilitate payment of amounts due to any Transferred Business Employee under the Parent Deferred Compensation Plan, including, if requested by Parent no later than ten (10) Business Days following notification to Parent of the “separation from service” of such Transferred Business Employee, by paying such amounts subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to reimbursement by Parent within thirty (30) days following the applicable payment.

Section 6.11    U.S. Defined Contribution Plans. Effective as of the end of the applicable service period set forth in the Transition Services Agreement, Purchaser shall make available one (1) or more defined contribution plans (collectively, the “Purchaser U.S. DC Plans”) for the benefit of the Transferred Business Employees who participated, as of immediately prior to the Closing, in one or more defined contribution plans maintained by Parent or its Affiliates (other than the Transferred Entities) that are intended to be qualified under Section 401(a) of the Code (collectively, the “Parent U.S. DC Plans”). Each such Transferred Business Employee shall be given credit under the respective Purchaser U.S. DC Plan for all service with and compensation from Parent and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility and vesting under each respective Purchaser U.S. DC Plan. Each Purchaser U.S. DC Plan will provide for the receipt in kind from the Transferred Business Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) from the Parent U.S. DC Plans, including notes corresponding to loans.

Section 6.12    Immigration Compliance. From and after the date hereof and following the Closing, Purchaser shall, or shall cause its applicable Affiliate to, use best efforts to process and support visa, green card or similar applications in respect of Transferred Business Employees as of the Closing Date.

Section 6.13    Communications. Prior to the Closing, and prior to making any broad-based employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or that are affected by the transactions contemplated by this Agreement, Purchaser shall provide Parent with a copy of such notice or communication material, and Parent shall have no less than two (2) Business Days and no more than three (3) Business Days to review and comment on such notice or communication material, and Purchaser shall consider in good faith any such comments; provided, that the foregoing shall not apply to any communications to the extent the statements contained therein are substantially similar to previous communications reviewed by Parent in accordance with this Section 6.13.

Section 6.14    Collective Bargaining Agreements. Purchaser agrees that, as of the Closing Date, Purchaser shall recognize the unions and works councils that are signatories to the collective bargaining or other labor Contracts covering Transferred Business Employees as the representatives of the Transferred Business Employees of the bargaining units described therein.

Section 6.15    Labor Consultations. Following the date of this Agreement and prior to the Closing Date, Parent shall (or shall cause its Affiliates to), and Purchaser shall (or shall cause its Affiliates to), cooperate and use good faith efforts in carrying out requisite notifications to, and consultations, discussions or negotiations with, applicable unions, works councils, labor organizations or other employee representative groups in connection with the transactions contemplated by this Agreement, and each of Parent and Purchaser shall reimburse, indemnify and hold the other party harmless for the failure of such party (or its Affiliates) to provide the information required to comply with its obligations to inform or consult with such applicable unions, works councils or other appropriate representatives in accordance with the ARD or otherwise.

Section 6.16    Seller Benefit Plans; Transferred Entity Benefit Plans; Other Employee-Related Liabilities. Except as otherwise expressly provided in this Article VI, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan and Parent and its Affiliates shall reimburse, indemnify and hold Purchaser and its Affiliates harmless against any such obligations or Liabilities. As of the Closing, Purchaser and its Affiliates shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, and shall reimburse, indemnify and hold Parent and its Affiliates harmless against (a) all Liabilities with respect to the Transferred Entity Benefit Plans, and (b) all Liabilities in respect of (i) Transferred Business Employees and (ii) Former Business Employees whose last employment prior to the Closing was with a Transferred Entity, other than those expressly retained by Parent pursuant to this Article VI.

Section 6.17    No Third Party Beneficiaries. Without limiting the generality of Section 11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Business Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

ARTICLE VII

TAX MATTERS

Section 7.1    Purchase Price Allocation.

(a)    Parent and Purchaser agree to allocate and, as applicable, to cause their respective Affiliates to allocate, the Final Purchase Price and any other amounts treated as consideration for Tax purposes among the Shares of the Transferred Companies (and any assets that, for Tax purposes, are treated as assets purchased by Purchaser (or its relevant Affiliates) pursuant to this Agreement and any Ancillary Agreement) in accordance with Schedule III hereto (the “Allocation Schedule”).

(b)    To the extent necessary to prepare bills of sale, transfer agreements, or otherwise to timely comply with the requirements of applicable Law in respect of the sale of any Shares (or other assets), as soon as practicable (but no later than twenty (20) Business Days prior to the Closing), Parent shall deliver to Purchaser a proposed preliminary allocation of the relevant portion of the Closing Purchase Price and any other amounts treated as consideration for Tax purposes among the Shares of the Transferred Companies (or other assets, as applicable) determined in a manner consistent with the Allocation Schedule (the “Preliminary Allocation”). If Purchaser disagrees with any Preliminary Allocation, Purchaser may, within ten (10) Business Days after delivery of such Preliminary Allocation, deliver a notice to Parent to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed preliminary allocation. Parent and Purchaser shall, during the ten (10) Business Days following such delivery cooperate in good faith to resolve such dispute prior to the Closing (any agreed upon matters at Closing, the “Agreed Preliminary Allocations”).

(c)    No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.7, Parent shall deliver to Purchaser a proposed allocation of the Final Purchase Price and any other amounts treated as consideration for Tax purposes among the Shares of the Transferred Companies (and any assets that, for Tax purposes, are treated as assets purchased by Purchaser (or its relevant Affiliates) pursuant to this Agreement and any Ancillary Agreement) determined in a manner consistent with the Allocation Schedule, Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provisions of applicable Tax Law and reflecting any Agreed Preliminary Allocations (“Parent’s Allocation”). If Purchaser disagrees with Parent’s Allocation (other than with respect to any Agreed Preliminary Allocations), Purchaser may, within thirty (30) days after delivery of Parent’s Allocation, deliver a written notice (“Purchaser’s Allocation Notice”) to Parent to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. If Purchaser’s Allocation Notice is duly delivered, Parent and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Final Purchase Price and any other amounts treated as consideration for Tax purposes. If Parent and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm pursuant to this Section 7.1(c) shall be borne equally by Parent on the one hand, and Purchaser on the other hand. Any allocation of the Final Purchase Price and any other amounts treated as consideration for Tax purposes determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect, and be consistent with the Agreed Preliminary Allocations and the Allocation Schedule. The allocation, as prepared by Parent if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Parent and Purchaser, or as determined by the Independent Accounting Firm in accordance with the immediately preceding sentence (the “Allocation”), shall be conclusive and binding on the parties hereto absent manifest error. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Final Purchase Price pursuant to Section 7.5 (and any other amounts treated as consideration for Tax purposes). Any such adjustment shall be allocated to the Share, Shares, asset, or assets (if any) to which such adjustment is attributable; provided, that to the extent there are no such assets or shares, such adjustment shall be allocated pro rata among the Shares (and other assets) sold.

(d)    None of Parent or Purchaser shall (and they shall cause their respective Affiliates not to) take any position inconsistent with the Allocation or the Agreed Preliminary Allocations on any Tax Return (including the Section 338(h)(10) Forms, IRS Form 8594, and IRS Form 8023) or in any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law). If any taxing authority disputes the Allocation or the Agreed Preliminary Allocations, the party receiving notice of the dispute shall promptly notify the other party hereto of such dispute and the parties hereto shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of such allocation.

Section 7.2    Section 338 Elections; Other Elections.

(a)    Without Parent’s consent (which shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Affiliates (including the Transferred Entities) not to make any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of any Transferred Entity, which election or change would be effective on or prior to the Closing Date or (ii) take any action or engage in any transaction that would reasonably be expected to increase any Tax liability required to be reflected as a reserve or as Indebtedness (or otherwise require any Tax liability to be reflected as a reserve or as Indebtedness that would not otherwise be required to be so reflected) for purposes of calculating the Final Purchase Price.

(b)    Parent and Purchaser shall (or shall cause their relevant Affiliates to) jointly make a timely and irrevocable election under Section 338(h)(10) of the Code (and any corresponding elections under any applicable state or local Tax Law) with respect to the acquisition of each of the Transferred Entities that is a domestic corporation for U.S. federal income Tax purposes pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”).

(c)    Parent and Purchaser shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Elections, including IRS Forms 8023 and 8883 and any similar forms under applicable state and local income Tax Laws (collectively, the “Section 338(h)(10) Forms”), in a manner consistent with the Allocation. Parent and Purchaser shall (or shall cause their relevant Affiliates to) timely file such Section 338(h)(10) Forms with the applicable taxing authorities. Parent and Purchaser agree that none of them shall, or shall permit any of their Affiliates to, revoke the Section 338(h)(10) Elections following the filing of the Section 338(h)(10) Forms without the prior written consent of Parent or Purchaser, as the case may be.

(d)    At the Closing, Parent and Purchaser shall each deliver to the other party one or more duly executed IRS Forms 8023 that reflect the Section 338(h)(10) Elections (and any analogous forms required to effectuate the Section 338(h)(10) Elections for state or local Tax purposes), each in form and substance reasonably satisfactory to such other party.

(e)    Purchaser shall make (and shall cause its relevant Affiliates to make) an election under Section 338(g) of the Code with respect to the acquisition of each of the Transferred Entities that is a foreign corporation for U.S. federal income Tax purposes pursuant to this Agreement (collectively, the “Section 338(g) Elections”). Promptly following the making of each Section 338(g) Election, Purchaser shall deliver to Parent a copy of IRS Form 8023.

(f)    Parent and Purchaser shall (and shall cause their Affiliates to) (i) prepare and file all federal, state, and local Tax Returns in a manner consistent with the Section 338(h)(10) Elections and Section 338(g) Elections and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Section 7.3    Cooperation and Exchange of Information.

(a)    Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)    Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense.

Section 7.4    Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.5    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under Section 2.7, Section 6.6, Section 6.16 and Article X as an adjustment to the Closing Purchase Price for Tax purposes.

Section 7.6    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty-percent (50%) by Purchaser and fifty-percent (50%) by Parent. The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Purchaser shall promptly pay all Transfer Taxes due with respect to Tax Returns to be filed by Purchaser under this Section 7.6, and Purchaser shall pay to Parent fifty-percent (50%) of any Transfer Taxes due with respect to Tax Returns to be filed by Parent under this Section 7.6 at least two (2) Business Days prior to the due date for the filing of such Tax Returns. Parent shall promptly pay all Transfer Taxes due with respect to Tax Returns to be filed by Parent under this Section 7.6, and Parent shall pay to Purchaser fifty percent (50%) of any Transfer Taxes due with respect to Tax Returns to be filed by Purchaser under this Section 7.6, at least two (2) Business Days prior to the due date for the filing of such Tax Returns. Any Transfer Taxes resulting from any post-Closing adjustment to the Closing Purchase Price, including any amounts paid pursuant to Section 2.7 of this Agreement, shall be borne in accordance with the provisions of this Section 7.6, and any Tax Returns required to be filed in connection therewith shall be prepared and filed in accordance with the provisions of this Section 7.6.

Section 7.7    Straddle Periods. For purposes of determining the Pre-Closing Tax Amount, with respect to any Taxes that are payable for a Straddle Period, the portion of such Taxes that are allocable to the portion of such Straddle Period ending on the Closing Date shall (a) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, sales or use, employment, withholding or similar items, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date (or the day prior to Closing, as applicable) and the denominator of which is the number of days in the entire Straddle Period and (b) in the case of any Taxes based upon or related to income, gains or receipts, sales or use, employment, withholding or similar items, be deemed equal to the portion of such Taxes that are allocable to such period computed on a closing of the books basis as if the relevant Tax period ended as of the close of business on the Closing Date (or the day prior to the Closing, as applicable); provided that any Tax item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

Section 7.8    Withholding. Notwithstanding any other provision of this Agreement, each of Parent and Purchaser shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that (a) at least ten (10) days prior to making any payment of any amount otherwise payable pursuant to this Agreement, the party making such Payment (the “Paying Party”) shall notify the payee (which notice shall include a statement of the amounts Paying Party intends to deduct or withhold in respect of making such payment and the applicable provision of law requiring it to withhold or deduct) and a reasonable opportunity for the payee to provide such forms or other evidence that would eliminate or reduce any such deduction or withholding and (b) Purchaser and Parent shall cooperate in good faith to reduce or eliminate any deduction or withholding. Any amounts so withheld or deducted shall be timely paid over to the appropriate Tax authority. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1    Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Sale shall be subject to the satisfaction at or prior to the Closing of the following conditions (any of which may be waived, in whole or in part, by the mutual written agreement of Parent and Purchaser to the extent permitted by applicable Law):

(a)    Regulatory Approvals. Any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated.

(b)    No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Sale (collectively, the “Legal Restraints”).

Section 8.2    Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Sale shall be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by Purchaser):

(a)    Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 3.2(a) and Section 3.2(b) (Capitalization of the Transferred Entities) shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Parent set forth in Section 3.2(c) (Capitalization of the Transferred Entities) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (iii) the representations and warranties of Parent set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.3 (Authority Relative to this Agreement), Section 3.6(b) (Absence of Certain Changes or Events) and Section 3.19 (Brokers) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, and (iv) each of the other representations and warranties of Parent contained in Article III shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)    Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3    Conditions to Parent’s Obligation to Close. The obligations of Parent to effect the Sale shall be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by Parent):

(a)    Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority Relative to this Agreement) and Section 4.5 (Brokers) and the representations and warranties of the Purchaser Guarantor set forth in Section 11.17(c)(i) and Section 11.17(c)(ii) (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date and (ii) each of the other representations and warranties of Purchaser contained in Article IV and of the Purchaser Guarantor contained in Section 11.17(c) shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (A) in each case of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)    Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Parent and Purchaser;

(b)    by either Parent or by Purchaser, if:

(i)    the Closing shall not have occurred on or before the date that is twelve (12) months after the date of this Agreement (the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been a principal cause of the failure of the Closing to occur on or before the Outside Date;

(ii)    the Sellers (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is forty-five (45) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party if such party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(iii)    any Legal Restraint permanently preventing or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint;

(c)    by Parent, if (i) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing) have been satisfied or waived, (ii) each Seller has notified Purchaser in writing at least two (2) Business Days prior to such termination that, except as otherwise provided in Section 2.8(b) with respect to any Deferred Closing Jurisdiction, it is ready, willing and able to consummate the Closing, and (iii) Purchaser has failed to consummate the Closing, except as otherwise provided in Section 2.8(b) with respect to the Deferred Closing Jurisdiction, within two (2) Business Days after the date by which the Closing is required to have occurred pursuant to Section 2.3.

Section 9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

Section 9.3    Effect of Termination.

(a)    In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its officers, directors, employees, equityholders, Affiliates, agents, successor or assigns or any Financing Parties, except as set forth in the Confidentiality Agreement, Section 5.2(a), the second sentence of Section 5.3(f), the last sentence of Section 5.17(d) or this Section 9.3 (collectively, the “Surviving Obligations”); provided, that termination of this Agreement shall not relieve any party hereto from Liability for Actual Fraud or Willful Breach of this Agreement (it being acknowledged that Purchaser’s failure to consummate the transactions contemplated by this Agreement at the Closing as a result of the failure of the Debt Financing and the Preferred Equity Financing to be funded at the Closing shall not, in and of itself, be deemed a Willful Breach of this Agreement). Notwithstanding anything to the contrary contained herein, the Surviving Obligations and Article XI (General Provisions) shall survive any termination of this Agreement.

(b)    Purchaser shall pay to Parent (or Parent’s designee) two hundred million dollars ($200,000,000.00) (the “Purchaser Termination Fee”) if Parent terminates this Agreement pursuant to Section 9.1(b)(ii) or Section 9.1(c).

(c)    Purchaser shall pay to Parent (or Parent’s designee) two hundred million dollars ($200,000,000.00) (the “Regulatory Termination Fee”) if this Agreement is terminated pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or is a Legal Restraint issued or enacted by a competition or antitrust authority or arising under any Competition Laws) and, at the time of such termination, (A) the condition set forth in Section 8.1(a) or Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or is a Legal Restraint issued or enacted by a competition or antitrust authority or arising under any Competition Laws) has not been satisfied and (B) all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or is a Legal Restraint issued or enacted by a competition or antitrust authority or arising under any Competition Laws), have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination) or waived; provided, that no Regulatory Termination Fee shall be payable by Purchaser pursuant to this Section 9.3(c) if the failure of the condition set forth in Section 8.1(a) or Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or is a Legal Restraint issued or enacted by a competition or antitrust authority or arising under any Competition Laws) to be satisfied is caused by Parent’s Willful Breach of Section 5.3.

(d)    Any fee due under this Section 9.3(b) or Section 9.3(c) shall be paid by wire transfer to the account specified in writing by Parent of same-day funds within two (2) Business Days after such termination. If Purchaser fails to pay the Purchaser Termination Fee or the Regulatory Termination Fee when due, Purchaser will reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Parent of its rights under this Section 9.3 (collectively, the “Collection Fees and Expenses”) within two (2) Business Days after Parent provides Purchaser with a notice of such Collection Fees and Expenses. If Purchaser fails to pay any amount when due pursuant to this Section 9.3, then Purchaser shall pay or cause to be paid to Parent (or its designee) the amount due, together with interest accruing daily on such amount from the date on which such payment was due at an annual rate equal to the prime rate set forth in The Wall Street Journal in effect on the date such payment was due plus two percent (2%).

(e)    Each of the parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement. The parties acknowledge and hereby agree that the Purchaser Termination Fee and the Regulatory Termination Fee if, as and when required to be paid pursuant to this Section 9.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, (x) in no event shall Purchaser be required to pay more than one (1) Purchaser Termination Fee or one (1) Regulatory Termination Fee, or be required to pay both the Purchaser Termination Fee and the Regulatory Termination Fee, pursuant to this Agreement and (y) the parties agree that except for the right to seek and obtain any equitable relief pursuant to Section 11.11, and except in the event of Actual Fraud or a Willful Breach of this Agreement by Purchaser or the Purchaser Guarantor (I) the payment of the Purchaser Termination Fee or the Regulatory Termination Fee shall be the sole and exclusive remedy available to the Sellers with respect to this Agreement in the event any such payment becomes due and payable, and (II) upon payment of the Purchaser Termination Fee or the Regulatory Termination Fee when due and payable, Purchaser and the Financing Parties (and Purchaser’s Affiliates and its and their respective directors, officers, employees, stockholders, Equity Investors and representatives) shall have no further liability to any of the Sellers in connection with this Agreement (including the Financing), in each case except for any Liability in respect of the Surviving Obligations (it being acknowledged that Purchaser’s failure to consummate the transactions contemplated by this Agreement at the Closing as a result of the failure of the Debt Financing and the Preferred Equity Financing to be funded at the Closing shall not, in and of itself, be deemed a Willful Breach of this Agreement).

Section 9.4    Extension; Waiver. At any time prior to the Closing, either Parent (on behalf of the Sellers), on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

Section 10.1    Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of the Sellers contained in this Agreement and in any certificate delivered hereunder shall not survive the Closing and shall terminate at the Closing. The representations and warranties of Purchaser and the Purchaser Guarantor contained in this Agreement and in any certificate delivered hereunder shall survive until the date that is twelve (12) months after the Closing Date; provided, that Purchaser Fundamental Representations shall survive until the expiration of the applicable statute of limitations. Written notice of a claim for breach of any representations and warranties of Purchaser or the Purchaser Guarantor must be given by Parent (on behalf of the Sellers) to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties. The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall survive the Closing until the date that is twelve (12) months after the Closing Date, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Parent (on behalf of the Sellers) or by Parent (on behalf of the Sellers) to Purchaser, as applicable, in accordance with the provisions hereof prior to such date. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.

Section 10.2    Indemnification by Parent.

(a)    Subject to the provisions of this Article X, effective as of and after the Closing, Parent shall indemnify, defend and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against, and shall reimburse the Purchaser Indemnified Parties for, any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) any breach or non-performance of any covenant or agreement of the Sellers contained in this Agreement; and (ii) any Liabilities of the Retained Business and any Action by any Person against any Purchaser Indemnified Party with respect to the ownership or operation of the Retained Business.

(b)    Notwithstanding anything to the contrary herein, Parent shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses to the extent reflected in the determination of Working Capital, Transaction Expenses or Indebtedness on the Final Closing Statement or that were reflected or reserved for in the Business Financial Statements.

(c)    Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of Parent under Section 10.2(a)(i) shall in no event exceed, in aggregate, $4,050,000,000.00 (the “Overall Cap”).

Section 10.3    Indemnification by Purchaser.

(a)    Subject to the provisions of this Article X, effective as of and after the Closing, Purchaser and the Transferred Entities shall indemnify, defend and hold harmless the Sellers and their respective Affiliates (collectively, the “Parent Indemnified Parties”), from and against, and shall reimburse the Parent Indemnified Parties for, any and all Losses incurred or suffered by any of the Parent Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty of Purchaser and the Purchaser Guarantor, at and as of the Closing Date as though made at and as of such time (unless made as of a specific date, in which case at and as of such date), contained in Article IV or Section 11.17; (ii) any breach or non-performance of any covenant or agreement of Purchaser and the Purchaser Guarantor contained in this Agreement; (iii) any Liabilities of the Business and the Transferred Entities and any Action by any Person against any Parent Indemnified Party with respect to the ownership or operation of the Business and the Transferred Entities; and (iv) without duplication of any Liability described in the foregoing clause (iii), the failure to pay any Liability when due to the extent reflected in the determination of Working Capital, Transaction Expenses or Indebtedness on the Final Closing Statement.

(b)    Notwithstanding anything to the contrary herein,

(i)    except with respect to claims for indemnification pursuant to Section 10.3(a)(i) for any inaccuracy in or breach of any Purchaser Fundamental Representation (which shall not be subject to the Deductible), the Parent Indemnified Parties shall not be entitled to indemnification for any claim under Section 10.3(a)(i) unless and until the aggregate amount of indemnifiable Losses thereunder exceeds an amount equal to $20,250,000.00 (the “Deductible”), in which case the Parent Indemnified Parties shall be entitled to indemnification for all Losses from the first dollar in excess of the Deductible; and

(ii)    the cumulative indemnification obligations of Purchaser under (A) Section 10.3(a)(i) shall in no event exceed, in aggregate, $405,000,000.00; provided that this cap shall not apply to claims for indemnification pursuant to Section 10.3(a)(i) for any inaccuracy in or breach of any Purchaser Fundamental Representation and (B) Section 10.3(a)(i) and Section 10.3(a)(ii) shall in no event exceed, in aggregate, the Overall Cap.

Section 10.4    Indemnification Procedures.

(a)    A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except if the Indemnifying Party is prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses and must be delivered prior to the expiration of any applicable survival period specified in Section 10.1.

(b)    Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2 or Section 10.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in (but not control) the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants. Purchaser or Parent, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, with the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed); provided, that no such consent of the Indemnified Party shall be required if such settlement or judgment does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party in its sole and absolute discretion.

(c)    To the extent that Purchaser makes a claim solely against the R&W Insurance Policy and not against the Sellers, the procedures set forth in Section 10.4(a) and Section 10.4(b) shall not apply.

(d)    Notwithstanding any of the foregoing, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (i) Parent or any of its Affiliates (other than the Transferred Entities) or (ii) any Consolidated Returns.

Section 10.5    Exclusive Remedy; No Recourse.

(a)    Purchaser and Parent acknowledge and agree that, except (i) in connection with Actual Fraud, (ii) with respect to the matters covered by Section 2.5 through Section 2.7 or Section 11.17 and (iii) for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11, from and after the Closing, the indemnification provisions of Section 10.2 and Section 10.3 shall be the sole and exclusive remedies of Parent and Purchaser for any Losses arising out of any breach of any representation, warranty, covenant or agreement in this Agreement or the Local Share Transfer Agreements (but excluding the other Ancillary Agreements and the Confidentiality Agreement). Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. Notwithstanding anything to the contrary herein, the rights provided under the R&W Insurance Policy shall be Purchaser’s sole recourse, and Parent and its Affiliates shall have no Liability, for any actual or alleged breach of any representation or warranty set forth in this Agreement or the Local Share Transfer Agreements (or any certificate or other document delivered hereunder), other than in connection with Actual Fraud.

(b)    Parent and Purchaser agree that the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby constitute an integral part of the consideration provided to Parent hereunder, were specifically bargained for between sophisticated parties and their respective counsel and were specifically taken into account in the determination of the amounts to be paid to Parent hereunder.

Section 10.6    Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by (a) any Tax benefits actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Loss, and (b) the amount of any third-party insurance or reimbursement proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such proceeds would have reduced the Indemnifying Party’s indemnification obligations), and the Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and other indemnity and reimbursement provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights or claims which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights or claims to the Indemnifying Party or, where such assignment is not permitted, use commercially reasonable efforts to recover in respect of such rights or claims against the third parties on behalf of the Indemnifying Party.

Section 10.7    Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually awarded by a court of competent jurisdiction and paid to a third party. Neither the Purchaser Indemnified Parties, on the one hand, nor the Parent Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss.

Section 10.8    Mitigation. Each of the parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use reasonable best efforts to mitigate such Losses.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1    Interpretation; Absence of Presumption.

(a)    It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)    For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable 4:00 p.m. London spot exchange rate in effect at 11:59 p.m. Pacific time (as reported by Bloomberg L.P.) on the date for which such U.S. dollar amount is to be calculated; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof to the extent such amendment, modification or supplement has been provided to Purchaser on or prior to the date hereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (xv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number. If the Closing shall occur, from and after the Closing, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

(c)    Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on its face.

(d)    No information or document will be considered to have been “made available” to Purchaser unless it was provided to Purchaser, its Affiliate or its or its Affiliates agents or representatives no later than 5:00 p.m., New York City time, on the date of this Agreement, to the electronic dataroom hosted by the Sellers under the title “Constellation”, a copy of which the Sellers shall deliver to Purchaser on one or more digital storage devices promptly following each of the date hereof and the Closing, and Parent shall keep such electronic dataroom open and accessible to Purchaser and its representatives (subject to “clean team” and other restrictions and protocols) through the earlier of the Closing or the termination of this Agreement.

Section 11.2    Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.3    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)    This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom), in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom). Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)    EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3(b). NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3(b) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4    Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5    No Third Party Beneficiaries. Except for Section 5.3(e), Section 5.5(b), Section 5.11, Section 5.12(b), Section 5.17(d), Section 5.19, Section 6.17, Section 10.2, Section 10.3 and Section 11.13, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6    Expenses. Except as otherwise expressly set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 11.7    Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by electronic mail

(“e-mail”) transmission, and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)	If to Parent (which shall be deemed a notice to all of the Sellers):

c/o eBay Inc.
2025 Hamilton Avenue
San Jose, California 95125
	Attention:	General Counsel
	E-mail:	mhuber@ebay.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	Karessa L. Cain, Esq.
Raaj S. Narayan, Esq.
	E-mail:	KLCain@wlrk.com
RSNarayan@wlrk.com

(b)	If to Purchaser:

PUG LLC
888 7th Avenue, Suite 302
New York, New York 10106
	Attention:	General Counsel
	E-mail:	Mark.Streams@viagogo.com

with a copy (which shall not constitute notice) to:

Pugnacious Endeavors, Inc.
888 7th Avenue, Suite 409
New York, New York 10106
	Attention:	General Counsel
	E-mail:	Mark.Streams@viagogo.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
	Attention:	Howard L. Ellin, Esq.
C. Michael Chitwood, Esq.
	E-mail:	howard.ellin@skadden.com
michael.chitwood@skadden.com

Section 11.8    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign (whether by operation of Law or otherwise) any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other party to this Agreement; provided that Purchaser or any Seller (as relevant, the “Assigning Party”) may assign any or all of its rights and its related obligations hereunder to any of its Affiliates without the other parties’ consent; provided, that such assignment shall not relieve the Assigning Party of its obligations hereunder; and provided, further, that the Assigning Party shall not have the right to effect any assignment pursuant to the foregoing proviso if any such assignment would result in (i) the withholding or deduction of, or any requirement to withhold or deduct, any amount of Tax pursuant to Section 7.8 or (ii) the imposition of any Tax on (x) Parent or any of its Affiliates, if Purchaser is the Assigning Party or (y) Purchaser or any of its Affiliates, if Seller is the Assigning Party, in each of clause (i) and (ii), in an amount greater than the amount of Tax that would have resulted in the absence of an assignment pursuant to this Section 11.8.

Section 11.9    Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each party. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11    Specific Performance.

(a)    The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, subject to Section 11.11(b), the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and any other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The parties acknowledge and agree that Parent is entitled to specific performance under this Agreement and under the Equity Commitment Letter to cause the Equity Investors to fund the Closing Purchase Price and Final Purchase Price, subject to Section 11.11(b).

(b)    Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Purchaser has an obligation hereunder to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, subject to the requirements set forth below, and that the right of Parent to specific performance in connection with enforcing the obligations of Purchaser under the Equity Commitment Letter will be subject to the requirements that (A) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing) have been satisfied or waived; (B) the Debt Financing and the Preferred Equity Financing have been funded or will be funded in full at the Closing if the Equity Financing is funded at the Closing; (C) Parent has confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing, Preferred Equity Financing and Debt Financing are funded, then, except as otherwise provided in Section 2.8(b) with respect to any Deferred Closing Jurisdiction, Parent is ready, willing and able to consummate the Closing; and (D) Purchaser has failed to consummate the Closing within two (2) Business Days after the date by which the Closing is required to have occurred pursuant to Section 2.3.

Section 11.12    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)    Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, any of its Affiliates or any shareholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by Wachtell and Quinn (the “Current Representation”).

(b)    Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between Wachtell or Quinn and any Designated Person occurring under the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and that Parent, and not Purchaser, its Affiliates or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser, its Affiliates or the Transferred Entities shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser, its Affiliates or the Transferred Entities, or to internal counsel of Parent and its Affiliates relating to such engagement, and none of Purchaser, its Affiliates, the Transferred Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Parent.

Section 11.13    Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Parent on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing, the Preferred Equity Financing or any of the agreements (including the Debt Commitment Letter and the Preferred Equity Commitment Letter) entered into in connection with the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter, the Preferred Equity Commitment Letter or other applicable definitive document relating to the Debt Financing or the Preferred Equity Financing, as applicable, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Preferred Equity Financing, the Preferred Equity Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Parent or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Preferred Equity Financing, the Preferred Equity Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to Parent or any of its Subsidiaries or any of their respective Affiliates or representatives (in each case, other than Purchaser and its Affiliates) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Preferred Equity Financing, the Preferred Equity Commitment

Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.13 and Section 9.3(d) and Section 11.9, and that such provisions shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Parties; provided that for purposes of this Section 11.13, “Financing Parties” shall not include the entities that have committed to provide financing pursuant to the Equity Commitment Letters.

Section 11.14    No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.15    Release.

(a)    Effective as of the Closing, each Seller, on behalf of itself and each Seller Related Party, hereby irrevocably, unconditionally and completely waives and releases and forever discharges, to the fullest extent permitted by applicable Law, Purchaser and each Purchaser Related Party (such released Persons, the “Purchaser Releasees”), in each case from all demands, proceedings, causes of action, suits, accounts, covenants, Contracts, Losses and Liabilities whatsoever of every name and nature, both in Law and in equity, arising out of or related to events, circumstances, actions or omissions taken or not taken by the Purchaser Releasees, the Business or the Transferred Entities, or any of their respective Affiliates, officers, directors, employees, managers, members, partners, stockholders, other equityholders, representatives or agents, in each case, to the extent based upon facts, circumstances, occurrences or omissions existing, occurring or arising at or prior to the Closing and relating to or arising out of this Agreement and the transaction contemplated hereby, the Transferred Entities or the Business, or any of their respective assets or liabilities; provided, that such release will not cover and therefore will not affect (i) any rights of the Sellers or any Seller Related Party under this Agreement or any Ancillary Agreement, or any claims against any Purchaser Releasees for Actual Fraud or (ii) any right of any covered person under Section 5.19. No Seller shall make, and each such Seller shall not permit any Seller Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Purchaser Releasees with respect to any Liabilities released pursuant to this Section 11.15(a).

(b)    Effective as of the Closing, Purchaser, on behalf of itself and each Purchaser Related Party, hereby irrevocably, unconditionally and completely waives and releases and forever discharges, to the fullest extent permitted by applicable Law, the Sellers and each Seller Related Party (such released Persons, the “Parent Releasees”), in each case from all demands, proceedings, causes of action, suits, accounts, covenants, Contracts, Losses and Liabilities whatsoever of every name and nature, both in Law and in equity, arising out of or related to events, circumstances, actions or omissions taken or not taken by the Parent Releasees, the Business or the Transferred Entities, or any of their respective Affiliates, officers, directors, employees, managers, members, partners, stockholders, other equityholders, representatives or agents to the extent based upon facts, circumstances, occurrences or omissions existing, occurring or arising at or prior to the Closing and relating to or arising out of this Agreement and the transactions contemplated hereby, the Transferred Entities or the Business, or any of their respective assets or liabilities; provided, that such release will not cover and therefore will not affect any rights of the Purchaser or any Purchaser Related Party under this Agreement or any Ancillary Agreement, or any claims against any Parent Releasees for Actual Fraud. Purchaser shall not make, and shall not permit any Purchaser Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Parent Releasees with respect to any Liabilities released pursuant to this Section 11.15(b).

Section 11.16    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.17    Guarantee.

(a)    In consideration for the Sellers agreeing to enter into this Agreement and the Ancillary Agreements to which each is a party, the Purchaser Guarantor hereby absolutely, irrevocably and unconditionally guarantees Purchaser’s obligations under this Agreement, as a primary obligation and not as a surety, the full and timely payment and performance of all covenants, obligations, liabilities and agreements of Purchaser under this Agreement, in accordance with the terms and conditions hereof, but subject to the limitations, qualifications and other terms and conditions herein. This guarantee shall apply regardless of any amendments, variations, alterations, waivers or extensions to this Agreement whether or not the Purchaser Guarantor receives notice of the same and the Purchaser Guarantor irrevocably waives all need for notice of the same.

(b)    This guaranty is an absolute, unconditional and continuing guaranty of payment and performance and not of collectability, and is to remain in force until all obligations of Purchaser under this Agreement shall have been performed or satisfied in full, subject to the limitations, qualifications and other terms and conditions herein, notwithstanding the winding-up, liquidation, dissolution or other incapacity of Purchaser or any change in the status, control or ownership of Purchaser. The liability of the Purchaser Guarantor under this Agreement shall not be released or diminished by any variation of the terms of this Agreement (whether or not agreed by the Purchaser Guarantor) (except to the extent such variation releases or diminishes the obligations or liability of Purchaser hereunder), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. The Purchaser Guarantor waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Seller, any of its Affiliates or any other entity or other person primarily or secondarily liable with respect to any of the guaranteed obligations, and all suretyship defenses generally, provided that nothing herein shall constitute a waiver of any rights or defenses of Purchaser or the Purchaser Guarantor under this Agreement or any Ancillary Agreement. The guaranty provided by the Purchaser Guarantor pursuant to this Section 11.17 is an unconditional guarantee of payment and not of collection and the Purchaser Guarantor agrees that the Sellers shall not be required to prosecute collection, enforcement or other remedies against Purchaser or to enforce or resort to any rights or remedies pertaining thereto, before calling on the Purchaser Guarantor for payment or performance. The Purchaser Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the obligations of the Purchaser Guarantor set forth in this Agreement and notice of or proof of reliance by the Sellers upon this Section 11.17 or acceptance of this Section 11.17. This guarantee is in addition to, without limiting and not in substitution for, any rights or security which the Sellers may now or after the date hereof have or hold for the payment obligations of Purchaser under this Agreement. If at any time payment under the Agreement is rescinded or must be otherwise restored or returned by the Sellers upon the insolvency, bankruptcy or reorganization of Purchaser or the Purchaser Guarantor or otherwise, the Purchaser Guarantor’s obligations hereunder with respect to such payment shall be reinstated upon such restoration or return being made by the Sellers, all as though such payment had not been made. The Purchaser Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 11.17 are made knowingly in contemplation of such benefits.

(c)    the Purchaser Guarantor represents and warrants to the Seller as follows that:

(i)    It is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

(ii)    It has all necessary power and authority, and has taken all action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. No vote or other approval of the equityholders of the Purchaser Guarantor is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the Organizational Documents of the Purchaser Guarantor, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by the Purchaser Guarantor, and, assuming the due authorization, execution and delivery of this Agreement by the Sellers, will constitute, a valid, legal and binding agreement of the Purchaser Guarantor and/or its applicable Affiliates, enforceable against the Purchaser Guarantor and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions. At the Closing, each Ancillary Agreement executed and delivered by the Purchaser Guarantor and/or each Affiliate of the Purchaser Guarantor that is a party thereto will be duly and validly executed and delivered by the Purchaser Guarantor and/or such Affiliate of the Purchaser Guarantor, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by the other parties to the Ancillary Agreements, will constitute, a valid, legal and binding agreement of the Purchaser Guarantor and/or such Affiliate of the Purchaser Guarantor, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

(iii)    No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of the Purchaser Guarantor or any of its Affiliates for the execution, delivery and performance by the Purchaser Guarantor and/or its Affiliates, as applicable, of this Agreement or the consummation by the Purchaser Guarantor and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of any Competition Laws; or (ii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of the Purchaser Guarantor to timely perform its obligations under this Agreement or any Ancillary Agreement to which it is a party or the consummation by the Purchaser Guarantor of the transactions contemplated hereby.

(iv)    Assuming compliance with Section 11.17(c)(iii), neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by the Purchaser Guarantor and/or its Affiliates, as applicable, nor the consummation by the Purchaser Guarantor and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of the Purchaser Guarantor or its Affiliates, (ii) result in a breach or violation of, or constitute under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to the Purchaser Guarantor or its Affiliates under any of the terms, conditions or provisions of any material Contract to which the Purchaser Guarantor or any of its Affiliates or any of their respective properties or assets are bound, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of the Purchaser Guarantor and/or its Affiliates, other than Permitted Liens, or (iv) conflict with or violate any Law applicable to the Purchaser Guarantor or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii), clause (iii) or clause (iv), as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of the Purchaser Guarantor to timely perform its obligations under this Agreement to which it is a party or the consummation by the Purchaser Guarantor of the transactions contemplated hereby.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

EBAY INC.

By:	/s/ Scott F. Schenkel
	Name:	Scott F. Schenkel
	Title:	Interim Chief Executive Officer

EBAY INTERNATIONAL AG

By:	/s/ Kenneth D. Ebanks
	Name:	Kenneth D. Ebanks
	Title:	Director

[Signature Page to the Stock Purchase Agreement]

PUG LLC

By:	/s/ Mark Streams
	Name:	Mark Streams
	Title:	President

PUGNACIOUS ENDEAVORS, INC. (solely for purposes of Section 11.17)

By:	/s/ Mark Streams
	Name:	Mark Streams
	Title:	General Counsel

[Signature Page to the Stock Purchase Agreement]